Exhibit 99.73

mCLOUD TECHNOLOGIES CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

June 24, 2020

TABLE OF CONTENTS

NOTICE TO READER	1
FORWARD-LOOKING STATEMENTS	1
INDUSTRY AND OTHER STATISTICAL INFORMATION	3
TRADEMARK AND TRADE NAMES	3
GLOSSARY	4
CORPORATE STRUCTURE	10
Name, Address and Incorporation	10
Intercorporate Relationships	10
GENERAL DEVELOPMENT OF THE BUSINESS	12
Three Year History	12
Subsequent Events	21
THE BUSINESS	23
Overview	23
RISK FACTORS	31
DIVIDENDS	44
DESCRIPTION OF CAPITAL STRUCTURE	45
Shares	45
Broker Warrants, Finder Warrants and Compensation Stock Options	45
Warrants	45
2019 Convertible Debentures	45
MARKET FOR SECURITIES	46
PRIOR SALES	46
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	48
DIRECTORS AND OFFICERS	48
Name, Address, Occupation and Security Holding	48
Management	50
Term of Office.	52
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	52
Conflicts of Interest	53
AUDIT COMMITTEE INFORMATION	53
Composition of the Audit Committee	53
Relevant Education and Experience	54
Pre-Approval Policies and Procedures	55
External Auditor Service Fees (By Category)	55
PROMOTERS	55
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	56
TRANSFER AGENT AND REGISTRAR	57

- ii -

MATERIAL CONTRACTS	57
INTERESTS OF EXPERT	57
ADDITIONAL INFORMATION	57
SCHEDULE "A"	58

NOTICE TO READER

In this annual information form (the "AIF"), unless otherwise noted or the context indicates otherwise, "mCloud", the "Company", "we", "us" and "our" refer to mCloud Technologies Corp. and its subsidiaries. All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards ("IFRS"). Unless otherwise specified, in this AIF, all references to "dollars" or to "$" are to Canadian dollars. On December 13, 2019, the Shares of the Company were consolidated on the basis of 1 post- consolidation Share for every 10 pre-consolidation Shares (a 10:1 basis) (the "Share Consolidation"). All figures expressions in this AIF relating to the number of Shares or the exercise or conversion price of convertible and exchangeable securities of mCloud are on a post-Share Consolidation basis. The information contained herein is dated as of June 24, 2020 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Company's anticipated completion of any announced proposed acquisitions;

•	the performance of the Company's business and operations;

•	the intention to grow the business and operations of the Company;

•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;

•	the acceptance by customers and the marketplace of the Company's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" contained herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this AIF, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;

•	the Company will be able to incorporate acquired technologies into its AssetCare platform;

•	the Company will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;

•	the Company will continue to be in compliance with regulatory requirements;

•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;

•	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and

•	general economic conditions and global events including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward- looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this AIF are made as of the date of this AIF. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors".

INDUSTRY AND OTHER STATISTICAL INFORMATION

This AIF includes market share, industry and other statistical information that the Company has obtained from independent industry publications, government publications, market research reports and other published independent sources. Such publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these publications and reports to be reliable, it has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied upon by these sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by applicable securities laws.

TRADEMARK AND TRADE NAMES

This AIF includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Company. Solely for convenience, our trade-marks and trade names referred to in this AIF may appear without the ® symbol, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

GLOSSARY

In this AIF, the following terms have the following meanings:

"2019 Convertible Debentures"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"2199027"	means 2199027 Alberta Ltd.
"ABBCA"	has the meaning ascribed thereto in "Corporate Structure - Intercorporate Relationships".
"Acceleration Notice"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"Acquisition Payable"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"Additional Tranche"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Agents"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - First Private Placement".
"Agents’ Option"	means the over-allotment option granted by the Company to Raymond James Ltd. and Paradigm Capital Inc., as agents in respect of the Special Warrants Financing, to arrange for the sale of an additional 15% of Special Warrants, exercisable in whole or in part until 48 hours prior to the closing of the Special Warrants Financing.
"Agnity"	means Agnity Global Inc.
"Agnity Amending Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"AI"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"AIF"	means this annual information form of the Company dated June 24, 2020 prepared pursuant to Part 6 of National Instrument 51-102 Continuous Disclosure Obligations.
"AirFusion"	means AirFusion, Inc.
"All Other Fees"	has the meaning ascribed thereto in "Audit Committee Information - External Auditor Service Fees (By Category) - Notes".
"Amalgamation Agreement"	has the meaning ascribed thereto in "Corporate Structure - Intercorporate Relationships".
"AR"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of NGRAIN".
"AssetCare"	means the open, cloud-based platform of the Company that employs big data, deep analytics, machine learning, real-time collaboration and communication, and best practice maintenance, among others, to deliver asset management solutions that improve the performance, efficiency, and care of critical assets, equipment, and infrastructure.
"Audit Committee"	means the audit committee of the Company.
"Audit Fees"	has the meaning ascribed thereto in "Audit Committee Information - External Auditor Service Fees (By Category) - Notes".
"Audit-Related Fees"	has the meaning ascribed thereto in "Audit Committee Information - External Auditor Service Fees (By Category) - Notes".
"Autopro Amalgamation Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Fulcrum and Autopro Consultants".
"Autopro Automation"	means Autopro Automation Ltd.
"Autopro Consultants"	means Autopro Automation Consultants Ltd.
"Base Shelf Prospectus"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Filing of Final Base Shelf Prospectus".
"BCBCA"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"Blanket Exemption Order"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Filing Extension of Annual Disclosure Documents".
"Board"	means the board of directors of the Company.
"Broker Warrants"	means the Warrants issued to agents in consideration for their services under a brokered private placement of the Company.
"Code"	has the meaning ascribed thereto in "Risk Factors - U.S. Tax Risks".
"Company"	means mCloud Technologies Corp.
"Compensation Committee"	means the compensation committee of the Company.
"Compensation Stock Options"	means the options of the Company exercisable for Shares.
"Consideration Shares"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Fulcrum and Autopro Consultants".
"Convertible Debenture Financing"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"Convertible Debenture Financing Unit"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Convertible Debenture Financing".
"Corporate Governance and Nominating Committee"	means the corporate governance and nominating committee of the Company.
"COVID-19"	means the illness caused by the coronavirus disease, also known as the 2019 novel coronavirus.

"Credit Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - The Credit Agreement".
"Credit Facility"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - The Credit Agreement".
"CSA"	means Construction Systems Associates, Inc.
"Cypress"	means Cypress Envirosystems Inc.
"December Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - First Private Placement".
"DGCL"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"Equity Incentive Plan"	means the Company’s equity incentive plan, which was approved by the shareholders of the Company at the Company’s Annual and Special Meeting of Shareholders held on June 12, 2019.
"EWP"	means Endurance Wind Power Inc.
"February Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Second Private Placement".
"FDSI"	means Field Diagnostic Services, Inc.
"Fifth Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Fifth Private Placement".
"Finder Warrants"	means the Warrants issued to finders in consideration for their services under a non-brokered private placement of the Company.
"First Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - First Private Placement".
"Flow"	means Flow Capital Corp.
"Flow APA"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of Flow’s Interest in the Royalty Agreement with Agnity".
"Fourth Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Fourth Private Placement".
"Fulcrum"	means Fulcrum Automation Technologies Ltd.
"GBCC Debt Settlement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - GBCC Debt Settlement".
"HIPAA"	means the Health Insurance Portability and Accountability Act of 1996.
"Huayan"	means Hubei Huayan Zhidian Technology Co., Ltd.
"HVAC"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"IFRS"	means the International Financial Reporting Standards developed and maintained by the International Accounting Standards Board.

"IIAC"	means the Investment Industry Association of Canada.
"IIROC"	means Investment Industry Regulatory Organization of Canada.
"IoT"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"June Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Fourth Private Placement".
"Longyuan"	means Longyuan Construction Investment (Chengde) Wind Power Co., Ltd.
"M&A"	has the meaning ascribed thereto in "The Business - Three Year History -Second Private Placement".
"March Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Third Private Placement".
"mCloud Beijing"	means mCloud (Beijing) Corp.
"mCloud Corp. Private Placement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of mCloud Corp."
"mCloud Corp. Private Placement Unit"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of mCloud Corp."
"mCloud Corp. Share"	means a common share of mCloud Corp.
"mCloud Corp. Warrant"	means a mCloud Corp. Share purchase warrant of mCloud Corp.
"mCloud HK"	means mCloud (HK) Corp.
"mCloud Hubei"	means mCloud (Hubei) Corp.
"mCloud Technologies"	means mCloud Technologies (Canada) Inc.
"mCloud USA"	means mCloud Technologies (USA) Inc.
"Merger"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"Merger Agreement"	has the meaning ascribed thereto in "Corporate Structure - Name, Address and Incorporation".
"mixed reality"	has the meaning ascribed thereto in "The Business - Overview - Specialized Skill and Knowledge".
"MoC"	has the meaning ascribed thereto in "The Business - Overview - Products and Services".
"NASDAQ"	means NASDAQ Capital Market.
"NGRAIN"	means NGRAIN (Canada) Corporation.
"Norwin"	means Norwin Holding ApS.
"Norwin Debt Settlement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Norwin Debt Settlement".
"NYCE Sensors"	means NYCE Sensors, Inc.

"O&M"	has the meaning ascribed thereto in "The Business - Overview - Specialized Skill and Knowledge".
"October Units"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Fifth Private Placement".
"OTCQB"	means the OTCQB Venture Market.
"Qualifying Condition"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Qualifying Prospectus"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"R&D"	has the meaning ascribed thereto in "The Business - Overview - Products and Services".
"RealWear"	means RealWear Inc.
"SaaS"	has the meaning ascribed thereto in "The Business - Overview".
"SCN"	means SCN Design & Construction Co., Ltd.
"Second Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Second Private Placement".
"SEDAR"	means the System for Electronic Document Analysis and Retrieval.
"SecureAire"	means SecureAire LLC.
"Share"	means a common share without par value in the capital stock of the Company.
"Share Consolidation"	has the meaning ascribed thereto in "Notice to Reader".
"Special Committee"	means the Special Committee of the Company.
"Special Warrants"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrant Financing Agency Agreement"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing Agent"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Special Warrants Financing Unit"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".
"Stock Purchase Agreement"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Stock Purchase Agreement to Acquire CSA".
"Subscription Receipt"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of mCloud Corp."
"Tax Fees"	has the meaning ascribed thereto in "Audit Committee Information - External Auditor Service Fees (By Category) - Notes".

"TELUS"	means TELUS Communications Inc.
"Third Offering"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Third Private Placement".
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange Inc.
"UVI"	means Universal Ventures Inc.
"UVI Subco"	means Universal Ventures Subco Inc.
"VWATP"	has the meaning ascribed thereto in "General Development of the Business - Three Year History - Acquisition of mCloud Corp."
"Warrant"	means a Share purchase warrant of the Company.
"Warrant Share"	has the meaning ascribed thereto in "General Development of the Business - Subsequent Events - Special Warrants Financing".

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company is a publicly traded technology solutions provider that combines the Internet of Things ("IoT"), the cloud, and artificial intelligence ("AI") to create new efficiencies for energy assets including heating, ventilation, and air conditioning ("HVAC") units, wind turbines, and oil and gas controls. The Company’s head office is located at 550-510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8. The Company also has technology and operations centers in San Francisco, California and Bristol, Pennsylvania. The Company’s telephone number is (604) 669-9973.

The Company (formerly UVI) was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia) ("BCBCA"). On April 21, 2017, UVI entered into a merger agreement ("Merger Agreement") with its wholly-owned subsidiary, UVI Subco, a corporation incorporated pursuant to the Delaware General Corporation Law ("DGCL"), and mCloud Corp., a corporation incorporated pursuant to the DGCL. Pursuant to the Merger Agreement, UVI acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of UVI Subco into mCloud Corp. ("Merger"). The amalgamated company, a new private company named "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Company.

On October 13, 2017, the Company changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Company began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 - Initial Listing Requirements) under the new symbol "MCLD". On May 18, 2018, the Company also began trading on the OTCQB under the symbol "MCLDF". The Company subsequently changed its name in October of 2019 to "mCloud Technologies Corp.".

Intercorporate Relationships

The Company has four direct subsidiaries in which it has controlling ownership: mCloud USA, a corporation incorporated pursuant to the DGCL; Autopro Automation, a corporation incorporated pursuant to the Business Corporations Act (Alberta) ("ABBCA"); NGRAIN, a corporation incorporated pursuant to the Canada Business Corporations Act; and mCloud HK, a corporation incorporated pursuant to the laws of Hong Kong.

mCloud USA

mCloud USA is an operating company that carries on its business and operations in the United States. mCloud USA has three subsidiaries: mCloud Technologies, a corporation incorporated pursuant to the BCBCA; FDSI, a corporation organized pursuant to the DGCL; and CSA, a corporation organized pursuant to the laws of the State of Georgia. mCloud Technologies is an operating company with business and operations in Canada. FDSI provides advanced enterprise software, handheld energy efficiency diagnostic tools and related training, and project management services that enable more rapid and accurate servicing of HVAC equipment, which decreases energy and operational costs. FDSI provides expertise in HVAC diagnostics and building data energy analytics and testing tools, analysis outcomes and programmatic solutions for national and restaurant chains. FDSI’s diagnostics technology is embedded in energy management systems and HVAC units. CSA is an Atlanta based 3D technology company.

Autopro Automation

Autopro Automation is a professional engineering and integration firm specializing in the design and implementation of high-value industrial automation solutions to the oil and gas industry in Alberta, Canada. On July 11, 2019, the Company indirectly acquired Autopro Consultants, a corporation incorporated pursuant to the

ABBCA, by way of an amalgamation between one of the Company’s subsidiaries, 2199027, and Fulcrum, which had acquired Autopro Consultants immediately prior to its acquisition by the Company. The acquisition of Autopro Consultants by Fulcrum was pursuant to a share purchase agreement dated June 12, 2019 between Mike Lane, Bob Beattie, Fulcrum, Autopro Consultants and the Company. The amalgamation of 2199027 and Fulcrum was completed pursuant to the terms of an amalgamation agreement dated June 12, 2019 between the Company, Fulcrum and 2199027 ("Amalgamation Agreement"). The amalgamated company, renamed "Autopro Automation Ltd.", continued as a wholly-owned subsidiary of the Company, with Autopro Consultants being a wholly-owned subsidiary of Autopro Automation.

NGRAIN

NGRAIN is an operating company carrying on business and operations in Canada. NGRAIN contributes its AI and 3D technology to the Company’s AssetCare solutions. The Company acquired NGRAIN pursuant to the terms of a share purchase agreement dated January 2, 2018. NGRAIN owns all of the issued and outstanding shares of NGrain (US) Corporation, a corporation incorporated pursuant to the laws of the State of Nevada.

mCloud HK

mCloud HK is an operating company carrying on business and operations throughout Greater China. mCloud HK owns all of the issued and outstanding shares of mCloud Hubei and mCloud Beijing. mCloud Hubei and mCloud Beijing are both corporations incorporated pursuant to the laws of China. Together, mCloud HK, mCloud Hubei, and mCloud Beijing are responsible for managing and delivering AssetCare solutions through local partners throughout China.

The following chart identifies each of the Company’s wholly-owned subsidiaries as of the date of this AIF (including jurisdiction of formation, incorporation or continuance of the various entities):

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company became a public company on the TSXV through a reverse takeover of UVI in October, 2017. The Company has engaged in a strategy of acquiring existing businesses that have developed proven technologies and integrating those technologies into the Company’s AssetCare platform. The following is a summary of the general development of the Company over the three most recently completed financial years.

Acquisition of FDSI

On June 15, 2017, mCloud Corp. acquired all of the issued and outstanding stock of FDSI. FDSI provides advanced enterprise software, handheld energy efficiency diagnostic tools, and related training and project management services that enable more rapid and accurate servicing of HVAC equipment. FDSI’s Google-based cloud platform has become the basis for the Company’s AI-powered AssetCare technology used to improve the efficiency of quick service restaurants, small-box retailers, and financial service institutions. The consideration for the acquisition of FDSI was comprised of US$500,000 paid through the issuance of 1,228,501 mCloud Corp. Shares (as defined below), US$1,000,000 paid in cash on the completion of the Merger, and up to US$3,200,000 paid in cash upon the satisfaction of certain post-closing performance-based earn out payments.

Acquisition of mCloud Corp.

On October 13, 2017, the Company completed a business combination with mCloud Corp. by way of a reverse triangular merger between the Company’s wholly-owned subsidiary, UVI Subco, and mCloud Corp., under the DGCL. Pursuant to the Merger Agreement, mCloud Corp. and UVI Subco amalgamated to create a new private company, "Universal mCloud USA Corp.", which continued as a wholly-owned subsidiary of the Company.

In connection with the completion of the Merger on September 21, 2017, mCloud Corp. completed a private placement ("mCloud Corp. Private Placement"), co-led by Canaccord Genuity Corp. and Haywood Securities Inc., of subscription receipts (each a "Subscription Receipt") sold at $3.50 per Subscription Receipt for aggregate gross proceeds of approximately $3,000,000. Immediately prior to the closing of the Merger, each Subscription Receipt was automatically converted into a mCloud Corp. unit ("mCloud Corp. Private Placement Unit") comprised of one mCloud Corp. Share and one mCloud Corp. Warrant. Each mCloud Corp. Warrant entitled the holder to purchase one mCloud Corp. Share at a price of $4.50 per mCloud Corp. Share until September 21, 2019, subject to early redemption by the Company if the 10-day volume weighted average trading price ("VWATP") of the Shares trading on the TSXV was at any time greater than $8.00.

Under the terms of the Merger, the shareholders of the Company received one (post-consolidated) Share for every two (pre-consolidated) Shares of the Company held immediately prior to the completion of the Merger. The shareholders of mCloud Corp. received one (post-consolidated) Share of the Company for each mCloud Corp. Share held immediately prior to the completion of the Merger. In addition, all of the outstanding compensation stock options and warrants of mCloud Corp. were exchanged on equal terms for Compensation Stock Options and Warrants, respectively. On the closing of the Merger, the Company had an aggregate of 4,004,637 Shares, 857,157 Warrants (each with an exercise price of $4.50), and 51,000 Compensation Stock Options (each with an exercise price of $3.50) issued and outstanding. The Merger constituted a business combination and a reverse takeover pursuant to TSXV Policy 5.2 - Change of Business and Reverse Takeovers.

TELUS Partnership

On September 29, 2017, the Company announced its first large-scale partnership to target the building HVAC sector with TELUS. Pursuant to the agreement, the parties agreed TELUS would deliver the Company’s AssetCare on a subscription fee basis to customers within the Canadian market, targeting approximately 440,000 buildings with high energy use profiles and rising energy rates.

TSXV Listing

On October 18, 2017, the Shares began trading on the TSXV under the symbol "MCLD".

RealWear’s HMT-1

On October 30, 2017, the Company announced that it would include RealWear’s HMT-1 head-mounted tablet solution as part of its Asset-Circle-of-Care cloud offering. RealWear’s HMT-1 provides asset-to-field technician connectivity via hands-free, voice-controlled, wearable technology. RealWear’s HMT-1 has allowed the Company’s Asset-Circle-of-Care to extend further support to field service actions, including real-time video communication and collaboration with asset experts, and access to complete documentation of critical assets.

First Private Placement

On December 6, 2017, the Company closed a brokered private placement, co-led by Canaccord Genuity Corp. and Haywood Securities Inc. ("Agents"), of 242,000 units of the Company ("December Units"), sold at $4.00 per December Unit, for gross proceeds of $968,000 ("First Offering"). Each December Unit was comprised of one Share and one-half of one Warrant exercisable until December 6, 2020 at a price of $5.00 per Share, subject to accelerated expiration if the 10-day VWATP of the Shares trading on the TSXV is at any time greater than $8.00.

As consideration for their services, the Agents received a cash commission of $67,760, being 7% of the gross proceeds raised under the First Offering, and such number of Broker Warrants equal to 7% of the total number of December Units. Each Broker Warrant issued in connection with the First Offering was exercisable until December 6, 2019 for one Share at a price of $4.00 per Share.

Acquisition of Joint Technology Rights for Norwin Wind Turbine Technology

On December 11, 2017, the Company announced that it has acquired joint technology rights from Norwin for the Norwin 225 kW wind turbine in an all equity deal. Norwin is a Danish company specializing in the design of wind turbines, which it licenses to partners globally. The Norwin wind turbine technology forms the basis of mCloud’s AssetCare wind analytics, which provides an estimated 1-3% increase in annual energy production from existing wind turbines that are currently used at wind farms in the United Kingdom, continental Europe, and China.

Norwin’s founder, Ole Sangill, has also joined the Company to lead the expansion of AssetCare wind and to help fulfill the Company’s mission of improving the health and performance of existing wind turbine technology.

License for Asset Rights of EWP

On December 20, 2017, the Company announced that it had purchased residual asset rights of EWP from a court- appointed receiver for a final sum of $50,000. These asset rights, combined with the Company’s then recently acquired joint technology rights from Norwin, solidified the foundation for the Company’s AssetCare wind analytics.

Strategic Initiatives and Blockchain Technology in China

On January 24, 2018, the Company announced that, in connection with its expansion into China, it has hired Yan Zhao to lead the Company’s strategic initiatives and to oversee the rollout of the Company’s blockchain technology.

Second Private Placement

In February, 2018, the Company completed a non-brokered private placement of 611,064 units of the Company ("February Units"), sold at $3.50 per February Unit, for aggregate gross proceeds of $2,138,724.35 ("Second Offering"). Each February Unit was comprised of one Share and one-half of one Warrant exercisable for a period of 36 months following its issuance for one Share at a price of $4.50 per Share, subject to accelerated expiration if the 10-day VWATP of the Shares trading on the TSXV is at any time greater than $8.00.

In consideration for their services, various finders received a cash commission equal to 7% of the gross proceeds from the sale of February Units to subscribers introduced by the finder, and such number of Finder Warrants as is equal to 7% of the number of February Units sold to certain subscribers in the Second Offering. Each Finder Warrant is exercisable for a period of 36 months following their issuance for one Share at a price of $4.50 per Share.

Acquisition of NGRAIN

On March 8, 2018, the Company announced that it had completed the acquisition of all of the issued and outstanding shares of NGRAIN pursuant to a share purchase agreement dated January 2, 2018. The total purchase price for NGRAIN was $1,853,498, paid by $300,000 in cash on closing, a promissory note in the principal amount of $307,500, which matured on May 15, 2018, and the issuance of 475,000 Shares having an aggregate value of $1,547,750. The acquisition of NGRAIN added ten patents in applied 3D technology to mCloud’s product portfolio, supplementing its existing patents in HVAC diagnostic technology, as well as AI and augmented reality ("AR") asset technology used for application in aerospace and defense, including by Lockheed Martin in the F-35 and F-22 stealth fighter jet programs developed for the United States Air Force.

The Company filed a Form 51-102F4 in respect of the NGRAIN acquisition dated May 16, 2018.

Third Private Placement

On March 19, 2018, the Company closed a fully-marketed private placement, led by Echelon Wealth Partners, of units of the Company ("March Units") sold at $3.50 per March Unit for aggregate gross proceeds of

$2,109,548.70 ("Third Offering"). Each March Unit was comprised of one Share and one-half of one Warrant, exercisable until March 19, 2021 for one Share at a price of $4.50 per Share, subject to accelerated expiration if the 10-day VWATP of the Shares trading on the TSXV is at any time greater than $8.00. Pursuant to the Third Offering, the Company issued 602,728 March Units.

As consideration for their services, Echelon Wealth Partners received a cash commission equal to 7% of the gross proceeds raised under the Third Offering and 42,191 Broker Warrants. Each Broker Warrant issued in connection with the Third Offering is exercisable until March 19, 2020 for one Share at a price of $4.50 per Share.

The net proceeds from the Third Offering were used to fulfill recent M&A obligations, transaction related expenses, and general working capital purposes.

Letter of Intent for SCN Partnership

On April 3, 2018, the Company announced that it had signed a letter of intent to partner with SCN, a commercial building contractor in China known for its design and construction quality, and innovation and building technology. Under the terms of the partnership, SCN would provide the Company’s AssetCare HVAC solution in China, targeting commercial complexes, malls, and mega hotels.

Cypress Partnership

On April 10, 2018, the Company announced that it had signed a partnership agreement with Cypress, a high- profile clean technology company based in Silicon Valley, to include Cypress’ patented and non-invasive pneumatic-to-digital controller in mCloud’s AssetCare offering.

Pursuant to the terms of the agreement, Cypress’ patented and non-invasive pneumatic-to-digital controller, being the only technology available that effectively converts large and relatively dated non-digital energy control systems into digital and smart and connected buildings, was added to mCloud’s AssetCare offering.

Appointment of President, AssetCare Connect

On April 12, 2018, the Company announced the appointment of Abe Shasha to the position of President, AssetCare Connect.

Fourth Private Placement

In June, 2018, the Company completed a non-brokered private placement of units of the Company ("June Units"), sold at $3.50 per June Unit, for aggregate gross proceeds of $5,719,450.45 ("Fourth Offering"). Each June Unit is comprised of one Share and one-half of one Warrant, exercisable for a period of 36 months following the date of issuance for one Share at $4.50 per Share, subject to accelerated expiration if the 10-day VWATP of the Shares trading on the TSXV is at any time greater than $8.00. The Company issued a total of 1,634,128 Shares and 817,064 Warrants pursuant to the Fourth Offering.

Finders received a cash commission equal to 7% of the gross proceeds raised by subscribers introduced by the finder, and such number of Finder Warrants equal to 7% of the number of June Units sold to those subscribers under the Fourth Offering. In total, 101,773 Finder Warrants were issued, with each being exercisable for a period of 24 months from the date it was issued for one Share at a price of $3.50 per Share.

The net proceeds from the Fourth Offering were used to finance the Company’s previously announced expansion into China, residual M&A activities, recently commenced investments in wind turbine data, and general working capital purposes.

OTCQB Listing

On May 18, 2018, the Company’s Shares began trading on the OTCQB under the symbol "MCLDF".

Appointment of President, Smart Buildings

On June 4, 2018, the Company announced the appointment of Dave Weinerth to the position of President, Smart Buildings.

Eligibility for the Depository Trust Company

On August 9, 2018, the Company announced that its OTCQB-listed Shares were eligible for electronic clearing and settlement through the Depository Trust Company in the United States.

Strategic Initiatives in China

On August 29, 2018, the Company announced that it had signed the following agreements to support mCloud’s strategic initiatives and expansion into the China market:

Letter of Intent with Heiwado

The Company signed a letter of intent with Heiwado, a Japanese department store operator and strategic partner of SCN, to implement mCloud’s AssetCare HVAC solution at one of its shopping centers in Changsha, Hunan Province, China.

Memorandum of Understanding with Wuhan City

The Company also signed a memorandum of understanding with Wuhan City, Qingshan District, to promote mCloud as part of Wuhan City’s environmental initiatives. mCloud has also proposed a Smart Building demonstration project in Wuhan City to showcase the of AI and analytics application to Smart Buildings in China. The Company views Wuhan City, home to one of China’s leading technical universities and largest student population, as an optimal location for a future Center of Excellence to provide direct support to its customers in China.

Fifth Private Placement

In October, 2018, the Company completed a non-brokered private placement of units of the Company ("October Units") sold at $3.50 per October Unit for aggregate gross proceeds of $4,534,719 ("Fifth Offering"). Each October Unit was comprised of one Share and one-half of one Warrant, exercisable for a period of 36 months following the issuance date for one Share at a price of $5.00 per Share, subject to accelerated expiration if the 10-day VWATP of the Shares trading on the TSXV is at any time greater than $8.00.

As consideration for their services, various finders received a cash commission equal to 7% of the gross proceeds from the sale of October Units to subscribers introduced by the finder and a number of Finder Warrants equal to 7% of the number of October Units sold to those subscribers. Each Finder Warrant issued in connection with the Fifth Offering is exercisable for a period of 24 months from the date of issuance for one Share at a price of $3.50 per Share. On October 18, 2018, the Company announced the issuance of 14,245 additional Shares as compensation to certain finders, in lieu of cash commissions payable. In total, the Company issued 1,309,878 Shares and 647,816 Finder Warrants under the Fifth Offering.

The net proceeds from the Fifth Offering were used for M&A activities and general working capital purposes.

NASDAQ Listing Process

On October 16, 2018, the Company announced that it had begun the process of co-listing on NASDAQ.

As part of the listing process, the Company appointed Co-Founder and Chief Investment Officer, Michael A. Sicuro, to the position of non-executive Chairman. The Company also appointed Chief Accounting Officer, Darren Anderson, to the position of Chief Financial Officer.

Change to the Board

On October 16, 2018, the Company announced the resignation of John Pitfield as a director of the Company. The Company also announced the appointment of Elizabeth Maclean as a director and a new member of the Audit Committee.

Heiwado Contract

On January 8, 2019, the Company announced that pursuant to a letter of intent announced August 29, 2018, its partner, SCN, secured a 9 year contract with Heiwado to implement mCloud’s AssetCare HVAC solution at one of its shopping center locations in Changsha, Hunan Province, China. Heiwado represents a portfolio of over 40,000 connectable assets for the Company.

Acquisition of Flow’s Interest in the Royalty Agreement with Agnity

On January 17, 2019, the Company completed the acquisition of Flow’s interest in the royalty agreement with Agnity pursuant to an asset purchase agreement ("Flow APA") for a total purchase price comprised of $204,604 (US$153,227) in cash on closing and the Acquisition Payable (as hereinafter defined). Upon prepayment of the Acquisition Payable, the Company was also required to pay either US$525,000 payable in cash or 15,000 Shares, at Flow’s discretion. In addition the Company is also required to pay, within the 6 years following the closing, 150,000 Shares if the 5-day VWATP is equal to or exceeds $10.00 per Share, 100,000 Shares if the 5-day VWATP is equal to or exceeds $20.00 per Share, and 100,000 Shares if the 5-day VWATP on the TSXV is equal to or exceeds $30.00 per Share.

The Company also announced the appointment of Sunir Kapoor, former Chairman of Agnity, to the position of non-executive Strategic and Integration Advisor, and Dough Garnhart to the position of Chief Financial Officer, following the resignation of Darren Andersen.

In connection with the acquisition, the Company received a secured loan from Flow in the principal amount of US$2,000,000, for a term of 12 months at an interest rate of 25% per annum, which was established as an acquisition payable ("Acquisition Payable"). The Company has made monthly interest payments of US$41,667 until July, 2019, when the Company announced its full repayment thereof.

On April 22, 2019, the Company executed an amending agreement with Agnity (the "Agnity Amending Agreement") to modify the terms of the royalty agreement acquired. Pursuant to the amending agreement, both parties agree to establish an operations committee for which at all times the Company has the right to nominate a majority of the members of the operations committee. As consideration for the amendment, the Company agreed to fix the royalty payment at US$10,000 per month commencing in March 2019 and to assume $43,050 of Agnity’s liabilities payable to a 3rd party.

Pursuant to the amending agreement, the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

This acquisition expanded the Company’s AssetCare platform to reach the telecom space in North America, Asia, and Europe, and solidified the Company’s position as the eminent IoT asset management solutions provider for smart buildings and wind and power utility providers.

Norwin Debt Settlement

On January 17, 2019, the Company announced that the Board had approved a settlement of up to #eu#11,000 of debt owed to Norwin through the issuance of Shares ("Norwin Debt Settlement"), in accordance with an agreement between the Company and the founder of Norwin, Ole Sangill. Pursuant to the Norwin Debt Settlement, the Company issued 5,896 Shares at a deemed price of $2.90 per Share.

Huayan Partnership

On February 4, 2019, the Company announced its partnership with Huayan, the first enterprise in Hubei Province, China, to engage in smart platform development and IoT product services. Pursuant to the terms of the partnership, mCloud’s AssetCare may distribute through Huayan’s smart building services to its existing and growing customer base, which includes commercial buildings, offices, hospitals and schools.

Appointment of Chief Product Officer

On February 19, 2019, the Company announced the appointment of Barry Po to the position of Chief Product Officer.

Expansion of AssetCare into Wind Industry

On March 26, 2019, the Company signed a memorandum of understanding with Britwind Ltd., an affiliate of Ecotricity Group Ltd., to improve the performance of over 1,000 wind turbines through an upgrade, called "rEsolve", solution. In addition to the wind turbines, the transaction would represent a portfolio of over 90,000 connected assets for the Company.

Expansion of AssetCare for Oil and Gas Field Workers

On April 4, 2019, the Company unveiled plans to improve the efficiency of over 1,400,000 field workers operating over 500,000 assets in oil and gas industries across North America, by connecting them with real-time access to digital work assistance capabilities using the AssetCare platform in RealWear’s HMT-1 industrial head-mounted display solutions.

TELUS Office Tower Agreement

On April 11 2019, the Company announced the start of a 6 year agreement with TELUS Corporate Real Estate to deploy AssetCare at one of its premier office towers at 200 Consilium Place, Scarborough, Ontario. Pursuant to the agreement, the Company has begun upgrading legacy thermostats in TELUS’ office tower using Cypress’ wireless pneumatic thermostats and green box controllers.

Definitive Agreement with Huayan

On April 17, 2019, the Company announced the signing of a definitive agreement with Huayan to target and distribute mCloud’s AssetCare to commercial buildings located throughout 1,200 townships in Hubei Province, China. As of the date hereof, AssetCare has not been deployed in China.

Appointment of Executive Vice President and Chief Financial Officer

On May 27, 2019, the Company announced the appointment of Chantal Schutz to the position of Executive Vice President and Chief Financial Officer.

Convertible Debenture Financing

On May 30, 2019, the Company announced the commencement of a private placement offering of convertible unsecured subordinated debentures ("2019 Convertible Debentures") at a price of $100 per 2019 Convertible Debenture ("Convertible Debenture Financing"). The 2019 Convertible Debentures bear interest at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May of each year, and mature on the date that is 36 months following the closing of each tranche, as applicable.

The principal amount of the 2019 Convertible Debentures is convertible into units of the Company (each a "Convertible Debenture Financing Unit"), with each Convertible Debenture Financing Unit being comprised of one Share and one Warrant exercisable for one Share at an exercise price of $7.50 until the earlier of (i) 60 months following the initial closing and (ii) the date specified in an Acceleration Notice (as defined below). The conversion price of each Convertible Debenture Financing Unit is $5.00, subject to customary adjustment provisions.

From the date that is 4 months plus 1 day following the closing of the last tranche, subject to any required approvals, the Company will also have the right to accelerate the expiry date of the Debentures issued under the Convertible Debenture Financing to not less than 21 days after the date on which a written notice is provided ("Acceleration Notice"), if the daily VWATP of the Shares trading on the TSXV is greater than $25.00 for any 30 consecutive trading days on the TSXV.

On July 11, 2019, the Company completed the Convertible Debenture Financing for total aggregate gross proceeds of $23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of $5,108,500 closed at July 11, 2019.

The Company also compensated finders for introducing purchasers in the Convertible Debenture Financing with aggregate cash commissions of $299,355 and a total of 59,871 Broker Warrants, each exercisable for one Share at an exercise price of $5.00 for a period of 36 months from the date of its issuance.

Acquisition of Fulcrum and Autopro Consultants

On July 11, 2019, the Company announced the completion of its acquisition of Fulcrum, and indirectly of Autopro Consultants, by way of an amalgamation (the "Autopro Amalgamation Agreement") between the Company, 2199027 and Fulcrum, which had acquired Autopro Consultants immediately prior to the amalgamation.

The total consideration for the acquisition was $35,970,689 paid by issuance of 3,600,000 Shares ("Consideration Shares") to former shareholders of Fulcrum and Autopro Consultants, issuance of promissory notes in the principal amount of $18,000,000, and cash of $4,650,689. The Consideration Shares are subject to escrow, with 34% of the Consideration Shares released from escrow 6 months following the closing of the acquisition and 33% of the Consideration Shares released on each date that is 12 months and 18 months following the closing of the acquisition.

The acquisition represented the Company’s entry into process industry markets, including new customers in oil and gas, petrochemical, and pipeline management. Autopro Consultants provides over 30 years of domain expertise in these and other process markets, accelerating the Company’s agenda to deliver AI solutions specific to upstream, midstream, and downstream process facilities. The acquisition has also expanded mCloud’s AssetCare footprint by adding major oil and gas customers along with industry-specific expertise to drive the delivery of integrated oil and gas solutions that combine AI, 3D and mobile cloud computing technologies.

The Company filed a Form 51-102F4 in respect of the acquisition of Autopro Consultants dated September 20, 2019, as amended and refiled by the Company on April 15, 2020 and April 28, 2020.

First AssetCare Deployment for Oil and Gas Customers

On July 22, 2019, the Company announced its first deliveries of AssetCare solutions to oil and gas customers since the acquisition of Autopro Consultants. The fist mCloud application for Smart Oil and Gas was a remote management capability based on technology originally developed at Autopro Consultants for client support services. This remote management capability is now part of mCloud’s AssetCare platform, and is implemented at 6 oil and gas facilities in Alberta, Canada with annual contracted recurring revenues totaling $1,000,000.

The Credit Agreement

On August 7, 2019, the Company entered into a credit agreement ("Credit Agreement") with Integrated Private Debt Fund VI LP. The Credit Agreement provided a secured term credit facility of $13,000,000 ("Credit Facility"), secured against the assets of Autopro Consultants and certain other assets of mCloud.

The proceeds of the Credit Facility were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of Autopro Consultants, and for general working capital purposes. The Credit Facility has a term of 7 years, bearing an interest rate of 6.85% per annum, and the Company is to make blended monthly payments of principal and interest based on a 7 year amortization schedule.

Longyuan Agreement

On August 19, 2019, the Company announced the start of a multi-phase relationship with Longyuan to use mCloud’s AssetCare solution to assess and optimize wind turbine pitch systems at Longyuan’s Pu Fa Wind Farm in China. The Company’s Smart Energy team has been working with Longyuan to establish a performance baseline for the wind turbines, focusing on power curve optimization and pitch system health.

GBCC Debt Settlement

In September 2019, the Company settled a debt owed to GBCC Corporation, mCloud’s advisor on market expansion opportunities in China, in the amount of $60,000 through the issuance of 15,000 Shares ("GBCC Debt Settlement") at a price of $4.00 per Share.

Change to the Board

On September 3, 2019, the Company announced the appointment of Ian Russell, President and Chief Executive Officer of the IIAC, as an independent director of the Company. Mr. Russell serves on all of the Company’s independent committees.

Appointments to Support mCloud’s AssetCare Expansion

On September 10, 2019, the Company announced the appointment of Jason Brown to the position of President, Smart Process Industries, and Patrick Kelly to the position of Director, Solutions Business Development.

On September 12, 2019, the Company announced the appointment of James Christian to the position of Vice President, Emerging Solutions.

New 3D Digital Twin Solution

On October 1, 2019, the Company announced the launch of a new AssetCare solution under the banner of the "3D Digital Twin", which enables mCloud to use high-precision 3D laser scanners to create digital replicas of a "connected facility".

New Middle East Headquarters

On November 7, 2019, the Company announced that it was in the process of establishing a new regional office in Bahrain to expand its AssetCare offering to customers in the Middle East.

Appointment to Support mCloud’s AssetCare Expansion

On November 12, 2019, the Company announced the appointment of Kent Chan to the position of Strategic Growth Manager, Smart Process, to manage operations capabilities and support business growth for AssetCare applications in Southeast Asia and Western Canada for liquefield natural gas.

New Auditor

On November 15, 2019, the Company announced that it had changed its auditors from MNP LLP to KPMG LLP, effective as of November 9, 2019.

Share Consolidation

On December 11, 2019, the Company received TSXV approval of the consolidation of the issued and outstanding Shares on the basis of 1 post-consolidation Share for every 10 pre-consolidation Shares. The Shares commenced trading on the TSXV on a consolidated basis under the same trading symbol "MCLD" on December 13, 2019.

Listing of Debentures on the TSXV

On December 4, 2019, the Company received the approval from the TSXV for the listing of 235,075 2019 Convertible Debentures.

The Company also announced that the 2019 Convertible Debentures were expected to commence trading on the TSXV on December 5, 2019 under the symbol "MCLD.DB".

OTCQB Trading Symbol Change

On December 13, 2019, the Company announced a change in its trading symbol on the OTCQB from "MCLDF" to "MCLDD".

Stock Purchase Agreement to Acquire CSA

On December 16, 2019, the Company announced that it had signed a binding stock purchase agreement ("Stock Purchase Agreement") to acquire CSA, an Atlanta-based 3D technology company, effective as of December 13, 2019.

Subsequent Events

The following is a summary of the general development of the Company subsequent to the most recently completed financial year:

Special Warrants Financing

On January 14, 2020, the Company completed a brokered private placement of 2,875,000 special warrants ("Special Warrants") at a price of $4.00 per Special Warrant for total gross proceeds of $11,500,000 ("Special Warrants Financing"), which amount includes the full exercise of the Agents’ Option.

Each Special Warrant is convertible into one unit of the company ("Special Warrants Financing Unit") without payment of additional consideration upon certain conditions being met. Each Special Warrants Financing Unit consists of one Share and one-half of one Warrant, with each Warrant being exercisable to acquire one Share ("Warrant Share") at an exercise price of $5.40 for a term of 5 years following the closing of the offering.

The Special Warrants were offered pursuant to an agency agreement dated January 14, 2020 between the Company and Raymond James Ltd. and Paradigm Capital Inc., as agents ("Special Warrants Financing Agents"), pursuant to which the Special Warrants Financing Agents received cash commission equal to 7% of the gross proceeds under the offering (the "Special Warrant Financing Agency Agreement").

On January 27, 2020, the Company completed an additional tranche of the Special Warrants Financing on a non- brokered basis, issuing 457,875 Special Warrants at a price of $4.00 per Special Warrant for total gross proceeds of $1,831,500 ("Additional Tranche").

The Company agreed to use its commercially reasonable efforts to qualify the distribution of the Shares and Warrants issuable upon exercise of the Special Warrants by way of a prospectus ("Qualifying Prospectus") within 60 days following the closing of the offering ("Qualifying Condition"). The securities issued pursuant to the Special Warrants Financing, inclusive of the Additional Tranche, would be subject to a 4 month hold period from the date of the closing of the offering, unless the Qualifying Prospectus were filed and receipted within that time. If the Qualifying Condition were not met, each Special Warrant would be exercised (without payment of additional consideration and with no further action on the part of the holder thereof) for 1.1 Special Warrant Financing Units. The Qualifying Prospectus was filed on April 28, 2020 (See "Filing of Base Shelf Prospectus Supplement" below).

The aggregate gross proceeds under the Special Warrants Financing, inclusive of the Additional Tranche is $13,331,500.

Acquisition of CSA

On January 27, 2020, the Company completed the acquisition of CSA, effective as of January 24, 2020, pursuant to the Stock Purchase Agreement.

In accordance with the terms and conditions of the Stock Purchase Agreement, the Company paid US$500,000 in cash and issued 380,210 Shares to the vendors on closing as consideration for the acquisition of all of the outstanding stock of CSA. Additional cash payments of up to US$1,250,000 and issuance of up to US$500,000 worth of Shares may be made upon certain earnout conditions being met.

AirFusion Contract

On February 10, 2020, the Company announced that it had signed a contract, effective as of February 7, 2020, to acquire technologies from AirFusion, an AI visual inspection and monitoring technology provider based in Boston, its subsidiary, AirFusion GmbH, existing customer contracts and technologies under development from its partner in Warsaw, Poland.

The acquisition closed on May 15, 2020. The Company issued 200,000 Shares to the vendors upon closing and will issue an additional 200,000 Shares within 12 months based on the achievement of performance targets.

Expression of Interest for Building IQ

On February 10, 2020, the Company announced that it had signed a non-binding expression of interest to acquire BuildingIQ, a cloud-based building technology provider, founded in Australia with offices in the United States. The non-binding expression of interest was subject to a period of due diligence and exclusivity and contingent on the execution of definitive agreements between BuildingIQ and the Company. The Company has since abandoned the acquisition and has explored options under Delaware law to recover a secured AUD$500,000 loan provided to BuildingIQ.

NYCE Sensors

On March 16, 2020, the Company announced that it is embedding advanced sensing technology from NYCE Sensors, a provider of IoT solutions for commercial buildings applications, into its AssetCare solutions for Smart Facilities to enhance its digital air quality management.

2019 Strategic Objective

On March 24, 2020, the Company announced that it had surpassed its 2019 strategic objective of connecting at least 40,000 assets to its AssetCare platform in buildings, wind turbines and oil and gas facilities.

Filing of Final Base Shelf Prospectus

On April 28, 2020, the Company filed its short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020 (the "Base Shelf Prospectus") with the securities regulatory authorities of the provinces of Canada and the territory of Nunavut.

The Base Shelf Prospectus allows the Company to offer from time to time, over a 25 month period, Shares, preferred shares, debt securities, subscription receipts, Warrants and units of the Company with an aggregate value of up to $200,000,000. The Company will file a prospectus supplement with the specific terms of the securities being offered should it offer any securities pursuant to the Base Shelf Prospectus.

IoT and AI Solutions for Restaurant and Retail Businesses

On April 28, 2020, the Company announced that it is collaborating with industry leaders and medical experts to launch an extension to its AssetCare for Connected Buildings, using IoT and AI to help restaurant and retail businesses return to work as governments and health officials respond to the COVID-19 pandemic.

Filing of Base Shelf Prospectus Supplement

On April 29, 2020, the Company filed a prospectus supplement to its Base Shelf Prospectus The prospectus supplement was the Qualifying Prospectus per the Special Warrant Financing and upon filing, each Special Warrant was automatically exercised (without payment of additional consideration and with no further action on the part of the holder thereof) into 1.1 Special Warrants Financing Units. Each Special Warrants Financing Unit consists of one Share and one-half of one Warrant, with each Warrant exercisable to acquire one Warrant Share at a price of $5.40 until January 14, 2025, subject to adjustment in certain events.

SecureAire Partnership

On May 19, 2020, the Company announced that it is combining its AI-powered HVAC and indoor air quality capabilities of its AssetCare platform with air purification technology based on active particle control through a partnership with SecureAire. Through the use of analytics, the Company and SecureAire will provide facility managers with the ability to measure and verify the air quality of their spaces in real-time.

Non-Brokered Financing

On May 26, 2020, the Company announced the proposed completion of a non-brokered financing to issue a total of 1,000,000 units of the Company at a price of $4.00 per unit, which will be distributed pursuant to a prospectus supplement to the Base Shelf Prospectus for aggregate gross proceeds of $4,000,000. Each unit will consist of one Share and one-half one Share purchase warrant of the Company. Each whole Share purchase warrant will be exercisable for one Share until January 14, 2025 at an exercise price of $5.40 per Share, subject to adjustment in certain events. As of the date of this AIF, the Company has not completed the financing or distributed any securities thereunder.

THE BUSINESS

Overview

The Company empowers asset managers, operators, and field maintainers to take actions that drive the optimal operation and care of energy assets, including HVAC units, wind turbines, process units, such as pumps, heat exchangers, compressors and valves, and control system assets, including those found in industrial, commercial buildings and power generation facilities.

Through the use of AI, the Company is solving some of the world’s most challenging energy problems, including:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;
•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and
•	optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

The Company delivers complete, end-to-end asset management solutions to customers through its AssetCare platform:

The Company offers AssetCare to customers on a multi-year subscription contract basis as a Software-as-a- Service ("SaaS") commercial offering. AssetCare is deployed to customers through a cloud-based interface accessible on desktops, mobile devices and hands-free digital eyewear. AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing various sources of asset performance data in the cloud where AI is applied to optimize asset health and performance.

mCloud is one of Canada’s growing high-tech companies, building on mission-critical technologies originally developed for aerospace, defense, and nuclear energy applications. The Company applies these technologies to enable business to be more:

•	Sustainable, using AI and analytics to curb energy waste in commercial buildings.
•	Productive, deploying 3D digital twins and AR and mixed reality to enable distributed teams to operate and maintain critical infrastructure without needing to be onsite.
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•	Resilient, leveraging remote connectivity to enable business continuity even under stressful economic conditions such as the ongoing COVID-19 pandemic and the global decline in oil prices.

The delivery of AssetCare ensures customers access to cloud-based analytics and management dashboards that enable continuous access to actionable insights that drive better asset management decisions. Field maintainers and operators have access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations, and mixed reality (as defined below) capabilities that ensure every field job is done right the first time.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Company has completed since 2017. Each acquisition provides a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform extends the solution suite to the creation of ever-increasing customer value.

Products and Services

The Company operates a singled unified AssetCare offering, which serves five key high-growth market segments, totaling a servable obtainable market of more than 10 million immediately connectable assets:

1)	Connected Buildings, which includes AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety, food safety and inventory protection, and more revenue per square foot.

2)	Connected Workers, which includes cloud software connected to third party hands-free, head-mounted "smart glasses" combined with AR capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered "digital assistant".

3)	Connected Energy, which includes inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to maximize wind farm energy production yield and availability.

4)	Connected Industry, which includes process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities, driving lower cost of operation for field assets and access to high-
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precision 3D digital twins enabling remote Management of Change ("MoC") operations across distributed teams.

5)	Connected Health, which includes HIPAA-compliant remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors that enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations and medical clinics.

All of the target market segments are powered by a common technology unique to mCloud, enabling the Company to rapidly create and scale asset energy solutions using IoT, AI and cloud capabilities, with real-time information contextualized to each asset, and secure communications and 3D digital twin technologies.

The underlying technology components that make up the Company’s AssetCare platform are fully developed, with solutions for the principal markets that are available for commercial use today. Research and Development ("R&D") is a key priority for the business, and mCloud conducts its own R&D to continuously evolve the solutions driven by AssetCare, along with a defined product and technology roadmap that sees the ongoing improvement of the ability of AssetCare to create and deliver customer value.

mCloud hosts AssetCare on the Microsoft Azure platform, ensuring the Company’s ability to service its global customer base and connect to many different kinds of energy assets and apply deep learning to field new AI- powered capabilities across all of its lines of business. The Company’s product development efforts have made it easier for mCloud to connect to energy assets, including through advanced wireless IoT sensors, direct connection to assets through industry-standard protocols, and an option to virtually sit on top of an existing asset management stack, enabling mCloud to deliver AssetCare without the need to install new hardware.

Through the use of deep learning and the Company’s own database of energy data from 7,000 buildings over 10 years, the AssetCare team’s R&D efforts have yielded new AI-driven techniques to curb energy waste beyond the conventional set point schedule-and-policy approaches exclusively relied upon by virtually every major energy management vendor today. The use of AI and machine learning has enabled AssetCare to adjust HVAC energy use in a commercial building moment-to-moment, creating new ways to adapt to energy demand changes by accounting for dozens of variables simultaneously, including HVAC unit performance, outdoor weather conditions, cost of energy, time of day, occupancy, and comfort preferences.

This capability has uniquely enabled mCloud to deliver energy savings to quick service restaurants and retailers in small commercial spaces - both among the largest sources of wasted energy and, prior to AssetCare, a segment generally undeserved by the industry due to conventional economies of scale. In 2019, the Company rolled out this AI-powered capability, with some customers reducing their HVAC energy footprint by as much as 55%.

As at December 31, 2019, the Company had a total of 41,088 connected assets, compared with 28,000 connected assets as at December 31, 2018, representing a 47% increase in connected assets year-over-year. As of March 31, 2020, the Company had a total of 48,672 connected assets, representing 18% quarter-over-quarter growth. Most of this growth occurred in March, 2020 at facilities that already had the requisite IoT hardware to allow the Company to remotely connect without any COVID-19 restrictions.

The Company estimates that its asset connectivity has helped reduce the annual carbon footprint of its customers by 80,000 tons in 2019.

Production and Services

The Company’s principal method of production is software development associated with the evolution of the AssetCare platform. Actual delivery and ongoing asset management is provided through the use of AI and analytics supported by an internal team of asset management experts, with experience in all of the defined asset classes that mCloud serves in market. Certain aspects of AssetCare onboarding, such as the installation of IoT hardware, may involve third party service providers who partner with mCloud in all of the markets where mCloud does business.

Specialized Skill and Knowledge

The Company retains specialized skills and knowledge within each of its lines of business. Within Smart Facilities, mCloud possesses talent and experience in building energy management, specifically energy efficient management of HVAC units and lighting. Within Smart Energy, mCloud has a team of experts in wind turbine engineering and turbine Operations and Maintenance ("O&M"). In Smart Process Industries, the Company possesses talent and experience related to the management of process assets used in the refinement of oil and gas products.

From a core technology perspective, the team also retains specialized skills and expertise in specific areas of software development, namely the development of artificial intelligence capabilities, such as neural networks and deep learning. Team members also possess backgrounds in data science and statistics. To support the delivery of AssetCare capabilities that support mobile workers, the mCloud team has special knowledge and experience in the development of advanced mobile applications, and 3D capabilities including augmented and virtual reality (collectively known as "mixed reality").

Competitive Conditions

In the principal markets that mCloud operates, there are numerous incumbent solution providers including Honeywell, Siemens, and GE, which also operate commercial offerings that overlap or compete with AssetCare. mCloud’s competitive advantage lies in its combined use of IoT, AI, and the cloud to make enterprise-grade asset management capabilities available to an entire underserved market of assets that have traditionally gone unmanaged because conventional solutions have been too expensive to be economical.

The Company observes that in the principal markets it serves, most incumbent asset management solutions place a heavy focus on acquiring data, storing it, then reporting it to make it available to end customers. mCloud differentiates itself from the competition by using AI and analytics to create actionable insight that help customers decide what actions are the best ones to take to get the most out of their assets - instead of simply reporting on data, mCloud’s AssetCare platform helps customers make sense of it.

Intangible Properties

mCloud’s success depends in part on its ability to create unique intellectual property that improves the Company’s ability to create and deliver customer value in the principal markets where it does business. The Company relies on the use of intellectual property rights, including patents, copyrights, registered trademarks, and trade secrets in Canada, the United States, and the European Union.

The Company retains a portfolio of 14 software patents in the areas of HVAC energy efficiency, 3D, and asset management, a global customer base in industries including retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCare:

Patent	Patent No. / App. Serial No.	Jurisdiction	Date Issued / Date Filed	Status	Registered Owner
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	6,658,373	US Patent	12/2/2003	Live	Field Diagnostic Services, Inc.
Estimating operating parameters of vapor compression cycle equipment	6,701,725	US Patent	3/9/2004	Live	Field Diagnostic Services, Inc.
Estimating evaporator airflow in vapor compression cycle cooling equipment	6,973,793	US Patent	12/13/2005	Live	Field Diagnostic Services, Inc.

Patent	Patent No. / App. Serial No.	Jurisdiction	Date Issued / Date Filed	Status	Registered Owner
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	7,079,967	US Patent	7/18/2006	Live	Field Diagnostic Services, Inc.
Method for Determining Evaporator Airflow Verification	8,024,938	US Patent	9/27/2011	Live	Field Diagnostic Services, Inc.
Method and Apparatus for Transforming Polygon Data to Voxel Data for General Purpose Applications	6,867,774	US Patent	3/15/2005	Live	NGRAIN (Canada) Corporation
Method and System for Rendering Voxel Data while Addressing Multiple Voxel Set Interpenetration	7,218,323	US Patent	5/15/2007	Live	NGRAIN (Canada) Corporation
Method and Apparatus for Transforming Point Cloud Data to Volumetric Data	7,317,456	US Patent	1/8/2008	Live	NGRAIN (Canada) Corporation
Method, System and Data Structure for Progressive Loading and Processing of a 3D Dataset	7,965,290	US Patent	6/21/2011	Live	NGRAIN (Canada) Corporation
Method and System for Calculating Visually Improved Edge Voxel Normals when Converting Polygon Data to Voxel Data	8,217,939	US Patent	7/16/2012	Live	NGRAIN (Canada) Corporation
System and Method for Optimal Geometry Configuration Based on Parts Exclusion	9,159,170	US Patent	10/13/2015	Live	NGRAIN (Canada) Corporation

Patent	Patent No. / App. Serial No.	Jurisdiction	Date Issued / Date Filed	Status	Registered Owner
Method and System for Emulating Kinematics	9,342,913	US Patent	5/17/2016	Live	NGRAIN (Canada) Corporation
System, Computer- Readable Medium and Method for 3D Differencing of 3D Voxel Models	9,600,929	US Patent	3/21/2017	Live	NGRAIN (Canada) Corporation
System, Method and Computer-Readable Medium for Organizing and Rendering 3D Voxel Models in a Tree Structure	9,754,405	US Patent	9/10/2015	Live	NGRAIN (Canada) Corporation

Trademark	App. Serial No. / Reg. No.	Date Issued / Date Filed	Status	Registered Owner
ACRx	75281276/ 2492872	9/25/2001	Live	Field Diagnostic Services, Inc.
VIRTUAL MECHANIC	75281278/ 2347749	5/2/2000	Live	Field Diagnostic Services, Inc.
MCLOUD CORP (standard mark)	87327278/ 5333557	14/11/2017	Live	mCloud Corp.
mCloud Corp (design mark)	87327435/ 5333558	14/11/2017	Live	mCloud Corp.
Asset Circle of Care (standard mark)	87327483/ 5333559	14/11/2017	Live	mCloud Corp.
AssetCare (standard mark)	87327512/ 5333560	11/14/2017	Live	mCloud Corp.
3KO	77398780/ 3796217	11/11/2008	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	77912373/ 3840652	6/15/2010	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	009245101 (EU)	12/27/2010	Live	NGRAIN (Canada) Corporation

Trademark	App. Serial No. / Reg. No.	Date Issued / Date Filed	Status	Registered Owner
PRODUCER	009327412 (EU)	2/3/2011	Live	NGRAIN (Canada) Corporation
NGRAIN (standard mark)	78199527/ 2881383	9/7/2004	Live	NGRAIN (Canada) Corporation
mCloud Connect (standard mark)	5756945	5/21/2019	Live	mCloud Corp.

The Company also uses key domain names, including acrx.com, fdsi.site, fdsi.us, fielddiagnostics.com, fmdiagnosticscoe.com, mysamobile.com, peatanalytics.com, smartertstat.com, mcloudcorp.com, assetcare.io, assetcare.net, ngrain.com, ngrain.ca, ngrain.net, ngrain.org and i3dimensions.com.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to these to employees who have a need to know such information.

Environmental Protection

The Company does not see any financial or operational effects from environmental protection requirements on capital expenditures, profit or loss, and competitive position in this financial year. In future, the Company may see enhanced demand for AssetCare in businesses who have a mandate to become more energy efficient.

Employees

As of the date of this AIF, the Company and its subsidiaries have over 160 employees with twelve offices in Canada, the United States, Greater China, the Middle East, and Southeast Asia.

Foreign Operations

The Company operates in multiple geographies around the world, including North America (the United States and Canada), Europe (the United Kingdom and continental Europe), and Southeast Asia (primarily Greater China), with the majority of its business taking place outside of Canada. mCloud is not dependent on business in any one region for its success.

RISK FACTORS

AN INVESTMENT IN SECURITIES OF THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this AIF, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of mCloud consider the risks set forth below to be the most significant, but do not consider them to be all of the risks associated with an investment in securities of mCloud. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with mcloud’s business actually occur, mcloud’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of mcloud’s securities could decline and investors may lose all or part of their investment.

Force Majeure Events- COVID 19.

Major health issues and pandemics, such as COVID-19, may adversely affect trade, global and local economies and the trading prices of the Shares. The outbreak may affect the supply chain of the Company and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Company's products and services, as well as the Company’s ability to collect outstanding receivables from its customers. It is possible that the Company may be required to temporarily close one or more of its offices and suspend operations. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, the extent to which the coronavirus will impact the Company’s financial results and operations is uncertain. It is possible, however, that the Company’s business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

Going Concern Assumption

The financial statements of mCloud have been prepared in accordance with IFRS on a going concern basis, which presumes that mCloud will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. mCloud's continuation as a "going concern" is uncertain and is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, its ability to continue profitable operations, the generation of cash from operations, and its ability to obtain financing arrangements and capital in the future. These material uncertainties represent risk to mCloud’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. If the "going concern" assumption was not appropriate for the financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

mCloud may be unable to identify and complete suitable platform acquisitions and acquisitions in its existing vertical markets.

mCloud cannot be certain that it will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices. Even if mCloud is able to identify such candidates, it may be unable to consummate an acquisition on suitable terms. When evaluating an acquisition opportunity, mCloud cannot assure you that it will correctly identify the risks and costs inherent in the business that it is acquiring. If mCloud is to proceed with one or more significant future acquisitions in which the consideration consists of cash, a substantial portion of its available cash resources may be used or it may have to seek additional financing to complete such acquisitions.

Potential acquisitions could be difficult to consummate and integrate into mCloud’s operations, and they and investment transactions could disrupt mCloud’s business, dilute stockholder value or impair mCloud’s financial results.

As part of mCloud’s business strategy, it may continue from time to time to seek to grow its business through acquisitions of or investments in new or complementary businesses, technologies or products that it believes can improve its ability to compete in its existing customer markets or allow it to enter new markets. The potential risks associated with acquisitions and investment transactions include, but are not limited to:

•	failure to realize anticipated returns on investment, cost savings and synergies;
•	difficulty in assimilating the operations, policies and personnel of the acquired company;

•	unanticipated costs associated with acquisitions;
•	challenges in combining product offerings and entering into new markets in which we may not have experience;
•	distraction of management’s attention from normal business operations;
•	potential loss of key employees of the acquired company;
•	difficulty implementing effective internal controls over financial reporting and disclosure controls and procedures;
•	impairment of relationships with customers or suppliers;
•	possibility of incurring impairment losses related to goodwill and intangible assets; and
•	other issues not discovered in due diligence, which may include product quality issues or legal or other contingencies.

Acquisitions and/or investments may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the expenditure of available cash, and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on mCloud’s operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that mCloud may lose its entire investment or incur unexpected liabilities. mCloud may experience risks relating to the challenges and costs of closing a business combination or investment transaction and the risk that an announced business combination or investment transaction may not close. There can be no assurance that mCloud will be successful in making additional acquisitions in the future or in integrating or executing on its business plan for existing or future acquisitions.

mCloud may acquire contingent liabilities through acquisitions that could adversely affect mCloud’s operating results.

mCloud may acquire contingent liabilities in connection with acquisitions it has completed, which may be material. Although management uses its best efforts to estimate the risks associated with these contingent liabilities and the likelihood that they will materialize, their estimates could differ materially from the liabilities actually incurred.

Acquisitions, investments, joint ventures and other business initiatives may negatively affect mCloud’s operating results.

The growth of mCloud through the successful acquisition and integration of complementary businesses is a critical component of its corporate strategy. mCloud continually evaluates acquisition opportunities within its respective marketplace and may be in various stages of discussions with respect to such opportunities. mCloud plans to continue to pursue acquisitions that complement its existing business, represent a strong strategic fit, and are consistent with its overall growth strategy and disciplined financial management. mCloud may also target future acquisitions to expand or add functionality and capabilities to its existing portfolio of solutions, as well as add new solutions to its portfolio. mCloud may also consider opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities create risks such as: (i) the need to integrate and manage the businesses and products acquired with mCloud’s own business and products; (ii) additional demands on its resources, systems, procedures and controls; (iii) disruption of its ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity or equity-related securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses.

Also, such activities could result in charges and expenses and have the potential to either dilute the interests of existing shareholders or result in the issuance or assumption of debt. This could have a negative impact on the credit ratings of mCloud’s outstanding debt securities.

Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of mCloud. Any such activity may not be successful in generating revenues, income or other returns to mCloud, and the resources committed to such activities will not be available to it for other purposes. Moreover, if mCloud is unable to access capital markets on acceptable terms or at all, it may not be able to consummate a specific acquisition, or a series of acquisitions. Alternatively, mCloud may have to complete a transaction on the basis of a less than optimal capital structure. mCloud’s potential inability (i) to take advantage of growth opportunities for its business or for its products and services, or (ii) to address risks associated with acquisitions or investments in businesses, may negatively affect its operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges associated with any acquisition or investment activity, may materially impact mCloud’s results of operations which, in turn, may have an adverse material effect on the market price of Shares or credit ratings of its outstanding debt securities.

The loss of one or more of mCloud’s key personnel, or its failure to attract and retain other highly qualified personnel in the future, could harm its business.

mCloud currently depends on the continued services and performance of its key personnel, including its executive officers. The loss of key personnel could disrupt mCloud’s operations and have an adverse effect on its business and financial results.

As mCloud continues to grow, it cannot guarantee that it will continue to attract the personnel it needs to maintain its competitive position. As mCloud scales, the total cash and equity compensation structure necessary to retain and attract key personnel may have to change to be in line with market rates for the verticals in which mCloud competes. If mCloud does not succeed in attracting, hiring, and integrating key personnel with industry- specific experience, or retaining and motivating existing personnel, it may be unable to grow effectively.

mCloud cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, mCloud may need additional financing, including to fund potential acquisitions. Its ability to obtain additional financing, if and when required, will depend on investor demand, mCloud’s operating performance, the condition of the capital markets, and other factors. To the extent mCloud draws on its credit facilities, if any, to fund certain obligations, it may need to raise additional funds, and mCloud cannot provide assurance that additional financing will be available to it on favorable terms when required, or at all. If mCloud raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of mcloud’s Shares, and existing shareholders may experience dilution.

mCloud may not be able to protect its intellectual property rights, which could make it less competitive and cause it to lose market share.

mCloud’s software is proprietary. mCloud’s strategy is to rely on a combination of copyright, patent, trademark and trade secret laws in the United States, Canada and other jurisdictions, and to rely on license and confidentiality agreements and software security measures to further protect its proprietary technology and brand. mCloud has obtained or applied for patent protection with respect to some of its intellectual property, but generally does not rely on patents as a principal means of protecting its intellectual property. mCloud has registered or applied to register some of its trademarks in the United States and in selected other countries. mCloud generally enters into non-disclosure agreements with its employees and customers, and historically has restricted third-party access to its software and source code, which it regards as proprietary information.

The steps mCloud has taken to protect its proprietary rights may not be adequate to avoid the misappropriation of its technology or independent development by others of technologies that may be considered a competitor. mCloud’s intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or it may be unable to maintain, renew or enter into new licenses on commercially reasonable terms. Any misappropriation of mCloud’s technology or development of competitive technologies could harm its business and could diminish or cause it to lose the competitive advantages associated with its proprietary technology, and could subject it to substantial costs in protecting and enforcing its intellectual property rights, and/or temporarily or permanently disrupt its sales and marketing of the affected products or services. The laws of some countries in which mCloud’s products are licensed do not protect its intellectual property rights to the same extent as the laws of the United States. Moreover, in some non-U.S. countries, laws affecting intellectual property rights are uncertain in their application, which can affect the scope of enforceability of mCloud’s intellectual property rights.

mCloud’s software research and development initiatives and its customer relationships could be compromised if the security of its information technology is breached as a result of a cyberattack. This could have a material adverse effect on mCloud’s business, operating results and financial condition, and could harm its competitive position.

mCloud devotes significant resources to continually updating its software and developing new products, and its financial performance is dependent in part upon its ability to bring new products and services to market. mCloud’s customers use its software to monitor their assets and rely on mCloud to provide updates and releases as part of its software maintenance and support services. The security of mCloud’s information technology environment is therefore important to its research and development initiatives, and an important consideration in its customers’ purchasing decisions. If the security of mCloud’s systems is impaired, its development initiatives might be disrupted, and it might be unable to provide service. mCloud’s customer relationships might deteriorate, its reputation in the industry could be harmed, and it could be subject to liability claims. This could reduce mCloud’s revenues, and expose it to significant costs to detect, correct and avoid any breach of security and to defend any claims against it.

The loss of mCloud’s rights to use technology currently licensed by third parties could increase operating expenses by forcing mCloud to seek alternative technology and adversely affect mCloud’s ability to compete.

mCloud occasionally licenses technology, including software and related intellectual property, from third parties for use in its products and may be required to license additional intellectual property. There are no assurances that mCloud will be able to maintain its third-party licenses or obtain new licenses when required on commercially reasonable terms, or at all.

Information technology systems.

mCloud’s operations depend in part upon IT systems. mCloud’s IT systems are subject to disruption, damage, or failure from many sources, including computer viruses, security breaches, natural disasters, power loss, and defects in design. To date, mCloud has not experienced any material losses relating to IT system disruptions, damage or failure, but there are no assurances that it will not incur such losses in the future. Any of these and other events could result in IT systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches, or other manipulation or improper use of mCloud’s systems and networks.

mCloud’s products are highly technical, and if they contain undetected errors mCloud’s business and financial results could be adversely affected.

mCloud’s products are highly technical and complex. mCloud’s products may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in mCloud’s products may only be discovered after they have been released. Any errors, bugs, or vulnerabilities discovered in mCloud’s products after release could result in damage to mCloud’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect mCloud’s business and financial results.

If mCloud’s products are unable to work with devices, platforms or interfaces to deliver targeted user experiences, this could adversely affect mCloud’s business and financial results.

mCloud is dependent on the interoperability of AssetCare with popular cloud systems that it does not control, such as Google. Any changes in such systems that degrade the functionality of mCloud’s products or give preferential treatment to competitive products could adversely affect mCloud’s business and financial results.

Reliance on third party networks.

mCloud is dependent on third party mobile networks such as those provided by major telecommunications companies to provide services. These third-party networks are controlled by third parties and are subject to compromise or failure. Extended disruptions of such networks could adversely affect mCloud’s business and financial results.

If mCloud is not able to maintain and enhance the AssetCare brand, or if events occur that damage the AssetCare reputation and brand, mCloud’s ability to expand its base of users may be impaired, which could adversely affect mCloud’s business and financial results.

mCloud believes that the AssetCare brand will significantly contribute to the success of its business. mCloud also believes that maintaining and enhancing its own brands, in particular the AssetCare brand, is critical to expanding its base of users. Many of its new users are referred by existing users, and therefore mCloud strives to ensure that users remain favorably inclined towards AssetCare. Maintaining and enhancing the AssetCare brand will depend largely on mCloud’s ability to continue to provide useful, reliable, trustworthy, and innovative products, which it may not do successfully. mCloud may introduce new products or terms of service that users do not like, which could adversely affect mCloud’s business and financial results.

If mCloud fails to increase market awareness of AssetCare and expand sales and marketing operations, mCloud’s business and financial results could be adversely affected.

mCloud believes that the AssetCare brand will continue to significantly contribute to the success of its business. mCloud intends to spend significant resources on increasing the market awareness of the AssetCare brand and expanding its sales and marketing operations. There is no guarantee that mCloud will be successful in its efforts to increase market awareness. Failure to increase market awareness of the AssetCare brand or the failure of customers to adopt the AssetCare brand could adversely affect mCloud’s business and financial results.

If mCloud does not continue to develop technologically advanced products that successfully integrate with the software products and enhancements used by its customers, future revenues and its operating results may be negatively affected.

mCloud’s success depends upon its ability to design, develop, test, market, license and support new software products, services, and enhancements of current products and services on a timely basis in response to both competitive threats and marketplace demands. The software industry is increasingly focused on cloud computing, mobility, social media and SaaS among other continually evolving shifts. In addition, mCloud’s software products, services, and enhancements must remain compatible with standard platforms and file formats. Often, mCloud must integrate software licensed or acquired from third parties with its proprietary software to create or improve its products. If mCloud is unable to achieve a successful integration with third party software, it may not be successful in developing and marketing its new software products, services, and enhancements. If mCloud is unable to successfully integrate third party software to develop new software products, services, and enhancements to existing software products and services, or to complete the development of new software products and services which it licenses or acquires from third parties, its operating results will materially suffer. In addition, if the integrated or new products or enhancements do not achieve acceptance by the marketplace, mCloud’s operating results will materially suffer. Moreover, if new industry standards emerge that mCloud does not anticipate or adapt to, or with rapid technological change occurring, if alternatives to its services and solutions are developed by its competitors, its software products and services could be rendered obsolete, causing it to lose market share and, as a result, harm its business and operating results and its ability to compete in the marketplace.

mCloud’s new products and changes to existing products could fail to attract or retain users or generate revenue.

mCloud’s ability to retain, increase, and engage its user base and to increase its revenue will depend heavily on mCloud’s ability to create or acquire successful new products, both independently and in conjunction with software and platform developers or other third parties.

mCloud may introduce significant changes to its existing products or develop and introduce new and unproven products, including using technologies with which it has little or no prior development or operating experience. If new or enhanced products fail to engage users, mCloud may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify certain investments, and the business may be adversely affected. In the future, mCloud may invest in new products and initiatives to generate revenue. There is no guarantee these approaches will be successful. If mCloud is not successful with new approaches to monetization, it may not be able to maintain or grow its revenue as anticipated or recover any associated development costs, which could adversely affect mCloud’s business and financial results.

mCloud may incur liability as a result of information retrieved from or transmitted over or through mCloud products or network.

mCloud may face claims relating to information that is retrieved from or transmitted over the Internet or through mCloud and claims related to mCloud’s products. In particular, the nature of mCloud’s business exposes it to claims related to intellectual property rights, rights of privacy, and personal injury torts.

Worldwide efforts to contain capital spending, general uncertainty as to continued economic growth during the current recessionary global economy and a continued weakened global economy could have a material adverse effect on mCloud.

One factor that significantly affects mCloud’s financial results is the impact of economic conditions on the willingness of mCloud’s current and potential customers to make capital investments. Given the general uncertainty as to continued economic growth during the current recessionary global economy, mCloud believes that customers continue to be cautious about sustained economic growth and have tried to maintain or improve profitability through cost control and constrained capital spending, which places additional pressure on departments to demonstrate acceptable return on investment. Current uncertain worldwide economic and political environments make it increasingly difficult for mCloud, its customers and suppliers to accurately predict future product demand, which could result in an inability to satisfy demand for mCloud’s products and a loss of market share. mCloud’s revenues may decline in such circumstances and profit margins could be eroded, or mCloud could incur significant losses.

Moreover, economic conditions worldwide may contribute to slowdowns in the markets in which mCloud operates, resulting in reduced demand for mCloud’s solutions as a result of customers choosing to refrain from capital investments.

Continuing turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, as well as political and economic issues in many regions, continue to put pressure on global economic conditions. mCloud’s business and financial results and its ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that sector or to particular customer markets within that sector.

mCloud is exposed to fluctuations in currency exchange rates that could negatively impact mCloud’s business and financial result.

Because a portion of mCloud’s business is conducted outside of the United States, mCloud faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, which could adversely affect mCloud’s business and financial results.

Any changes to existing accounting pronouncements or taxation rules or practices may affect how mCloud conducts business.

New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for mCloud to modify a current tax position may adversely affect the way mCloud conducts business.

mCloud’s business is subject to complex and evolving domestic and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to mCloud’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm mCloud’s business.

mCloud is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, data protection, intellectual property, distribution, contracts and other communications, competition, consumer protection, and taxation. Foreign laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which mCloud operates. Existing and proposed laws and regulations may be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase mCloud’s operating costs, require significant management time and attention, and subject mCloud to claims or other remedies, including fines or demands that mCloud modify or cease existing business practices.

mCloud’s business is highly competitive. Competition presents an ongoing threat to the success of its business. If mCloud fails to compete successfully against industry peers, mCloud’s ability to increase revenues and achieve profitability will be impaired.

In North American and international markets, mCloud faces competition from various types of technology and remote asset management businesses. mCloud directly competes with global asset care management companies, including: IBM Corporation, AT&T Intellectual Property, Hitachi, Ltd., Verizon Communications, Inc., PTC Inc., SAP GE, Rockwell Automation, Inc., Schneider Electric SE, and Infosys Limited among others.

As mCloud introduces new products and as its existing products evolve, or as other companies introduce new products and services, mCloud may become subject to additional competition.

Some of mCloud’s current and potential competitors have significantly greater resources and hold advantageous competitive positions in certain market segments than mCloud currently holds. These factors may allow mCloud’s competitors to respond more effectively than mCloud to new or emerging technologies and changes in market requirements. mCloud’s competitors may develop products that are similar to mCloud’s or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against mCloud. As a result, mCloud’s competitors may acquire and engage users of mCloud’s current products at the expense of the growth or engagement of its user base, which could adversely affect mCloud’s business and financial results.

mCloud believes that its ability to compete effectively depends upon many factors both within and beyond mCloud’s control, including:

•	the usefulness, ease of use, performance, and reliability of mCloud’s products compared to its competitors;
•	the size and composition of mCloud’s user base;
•	the engagement of mCloud’s users with its products;
•	the timing and market acceptance of mCloud’s products, including developments and enhancements, or similar improvements by its competitors;
•	mCloud’s ability to monetize its products, including its ability to successfully monetize AssetCare;
•	customer service and support efforts;
•	marketing and selling efforts;
•	mCloud’s financial condition and results of operations;
•	changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on mCloud;
•	acquisitions or consolidation within mCloud’s industry, which may result in more formidable competitors;
•	mCloud’s ability to attract, retain, and motivate talented employees, particularly computer engineers;
•	mCloud’s ability to cost-effectively manage and grow its operations; and

•	the mCloud reputation and brand strength relative to competitors.

If mCloud is not able to effectively compete, its user base and level of user engagement may decrease, which could adversely affect mCloud’s business and financial results.

mCloud’s compensation structure may hinder its efforts to attract and retain vital employees.

A portion of mCloud’s total compensation program for its executive officers and key personnel includes the award of options or restricted stock units to buy Shares. If the market price of the Shares perform poorly, such performance may adversely affect mCloud’s ability to retain or attract critical personnel. In addition, any changes made to mCloud’s equity incentive award policies, or to any other of its compensation practices, which are made necessary by governmental regulations or competitive pressures, could adversely affect its ability to retain and motivate existing personnel and recruit new personnel. For example, any limit to total compensation which may be prescribed by the government or applicable regulatory authorities or any significant increases in personal income tax levels levied in countries where mCloud has a significant operational presence may hurt its ability to attract or retain its executive officers or other employees whose efforts are vital to its success. Additionally, payments under mCloud’s long-term incentive plan are dependent to a significant extent upon the future performance of mCloud both in absolute terms and in comparison to similarly situated companies. Any failure to achieve the targets set under mCloud’s long-term incentive plan could significantly reduce or eliminate payments made under this plan, which may, in turn, materially and adversely affect its ability to retain the key personnel who are subject to this plan.

The requirements of being a public company may strain mCloud’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members.

As a reporting issuer, mCloud is subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these rules and regulations will increase mCloud’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws will require mCloud to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require mCloud to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Specifically, due to the increasing complexity of its transactions, it is anticipated that mCloud will improve its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm mCloud’s business and results of operations. To comply with these requirements, mCloud may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. mCloud intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against mCloud, which could adversely affect mCloud’s business and financial results.

As a public company subject to these rules and regulations, mCloud may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for mCloud to attract and retain qualified members of its Board, particularly to serve on its Audit Committee and Compensation Committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, mCloud’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, mCloud’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of mCloud’s management and harm its business and results of operations.

The price of the securities of mCloud may fluctuate significantly, which may make it difficult for holders of securities of mCloud to sell its securities at a time or price they find attractive.

mCloud’s stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond its control. In addition to those described under "Forward-Looking Statements", these factors include:

•	actual or anticipated quarterly fluctuations in its financial results and financial condition;
•	changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to it or other financial institutions;
•	reports in the press or investment community generally or relating to mCloud’s reputation or the industry in which it operates;
•	strategic actions by mCloud or its competitors, such as acquisitions, restructurings, dispositions, or financings;
•	fluctuations in the stock price and financial results of mCloud’s competitors;
•	future sales of mCloud’s equity or equity-related securities;
•	proposed or adopted regulatory changes or developments;
•	domestic and international economic factors unrelated to mCloud’s performance; and
•	general market conditions and, in particular, developments related to market conditions for the remote asset management industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect mCloud’s stock price, notwithstanding mCloud’s financial results. mCloud expects that the market price of the Shares will fluctuate and there can be no assurances about the levels of the market prices for such Shares.

mCloud does not know whether an active, liquid and orderly trading market will develop for the securities of mCloud or what the market price of the securities of mCloud will be, and as a result it may be difficult for investors to sell its securities of mCloud.

An active trading market for securities of mCloud may not be sustained. The lack of an active market may impair an investor’s ability to sell its securities of mCloud at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of an investor’s securities of mCloud. Further, an inactive market may also impair mCloud’s ability to raise capital by selling securities of mCloud and may impair its ability to enter into collaborations or acquire companies or products by using securities of mCloud as consideration. The market price of securities of mCloud may be volatile, and an investor could lose all or part of their investment.

mCloud does not intend to pay dividends on the Shares for the foreseeable future.

mCloud currently does not plan to declare dividends on the Shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Board. Consequently, an investor’s only opportunity to achieve a return on the investment in mCloud will be if the market price of Shares appreciates and the investor sells shares at a profit. There is no guarantee that the trading price of mCloud’s Shares in the market will ever exceed the price that an investor paid.

If research analysts do not publish research about mCloud’s business or if they issue unfavorable commentary or downgrade mCloud’s Shares, mCloud’s stock price and trading volume could decline.

The trading market for the securities of mCloud may depend in part on the research and reports that research analysts publish about mCloud and its business. If mCloud does not maintain adequate research coverage, or if one or more analysts who covers mCloud downgrades its stock, or publishes inaccurate or unfavorable research about mCloud’s business, the price of mCloud’s Shares could decline. If one or more of the research analysts ceases to cover mCloud or fails to publish reports on it regularly, demand for securities of mCloud could decrease, which could cause mCloud’s stock price or trading volume to decline.

The market price of mCloud’s Shares may decline due to the large number of outstanding Shares eligible for future sale.

Sales of substantial amounts of Shares in the public market, or the perception that these sales could occur, could cause the market price of Shares to decline. These sales could also make it more difficult for mCloud to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Certain Shares, such as those Shares subject to lock-up agreements, will have restrictions on trading.

mCloud may also issue Shares or securities convertible into Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing holders of Shares and cause the trading price of mCloud’s securities to decline.

mCloud may issue additional equity securities, or engage in other transactions that could dilute its book value or affect the priority of Shares, which may adversely affect the market price of Shares.

The Board may determine from time to time that it needs to raise additional capital by issuing additional Shares or other securities. Except as otherwise described in this AIF, mCloud will not be restricted from issuing additional Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, Shares. Because mCloud’s decision to issue securities in any future offering will depend on market conditions and other factors beyond mCloud’s control, it cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of its existing shareholders or reduce the market price of its common stock, or both. Holders of Shares are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, mCloud’s then-current holders of Shares. Additionally, if mCloud raises additional capital by making offerings of debt or preference shares, upon liquidation of mCloud, holders of its debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of Shares.

mCloud is a holding company.

mCloud is a holding company and may have no material non-financial assets other than its direct ownership of its subsidiaries. mCloud will have no independent means of generating revenue. To the extent that mCloud needs funds beyond its own financial resources to pay liabilities or to fund operations, and its subsidiaries are restricted from making distributions to it under applicable laws or regulations or agreements, or do not have sufficient earnings to make these distributions, mCloud may have to borrow or otherwise raise funds sufficient to meet these obligations and operate its business and, thus, its liquidity and financial condition could be materially adversely affected.

The market price of Shares may be subject to wide price fluctuations.

The market price of Shares may be subject to wide fluctuations in response to many factors, including variations in the financial results of mCloud and its subsidiaries, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for mCloud and its subsidiaries, general economic conditions, legislative changes, and other events and factors outside of mCloud’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, including general economic and political conditions, which could adversely affect the market price for Shares.

mCloud may suffer reduced profitability if it loses foreign private issuer status in the United States.

If, as of the last business day of mCloud’s second fiscal quarter for any year, more than 50% of mCloud’s outstanding voting securities (as defined in the United States Securities Act of 1933) are directly or indirectly held of record by residents of the United States, mCloud will no longer meet the definition of a "Foreign Private Issuer" under the rules of the U.S. Securities and Exchange Commission. If mCloud fails to qualify for Foreign Private Issuer status, it will remain unqualified unless it meets the test as of the last business day of its second fiscal quarter. This change in status could have a significant effect on the Company as it would significantly complicate the raising of capital through the offer and sales of securities and reporting requirements, resulting in increased audit, legal and administration costs. The ability of mCloud to be profitable could be significantly affected.

Asset Location and Legal Proceedings.

mCloud has assets located outside of Canada, and therefore it may be difficult to enforce judgments obtained by mCloud in foreign jurisdictions by Canadian courts. Similarly, to the extent that mCloud’s assets are located outside of Canada, investors may have difficulty collecting from mCloud any judgments obtained in Canadian courts and predicated on the civil liability provisions of applicable securities legislation. Furthermore, mCloud may be subject to legal proceedings and judgments in foreign jurisdictions.

U.S. Tax Risks.

mCloud will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the United States Internal Revenue Code of 1986, as amended ("Code"). As a result, mCloud will be subject to U.S. federal income tax on its worldwide income and any dividends paid by mCloud to non-U.S. holders will be subject to U.S. federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. mCloud currently does not intend to pay any dividends on its securities in the foreseeable future.

Moreover, because Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a "non-U.S. Holder" of Shares.

In addition, Section 382 of the Code, contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an "ownership change" to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an "ownership change" if there is more than a 50% increase in stock ownership by one or more "five percent shareholders", within the meaning of Section 382 of the Code, during a rolling three-year period. If mCloud undergoes an ownership change, mCloud’s ability to utilize any applicable net operating losses to offset future taxable income for U.S. tax purposes could be further limited. For these reasons, mCloud may not be able to utilize a material portion of any applicable net operating losses, even if mCloud attains profitability. This would result in an increase in mCloud’s U.S. federal and state income tax liability.

Potential Adverse Tax Consequences from the Payment of Dividends on Shares.

mCloud has not paid any cash dividends with respect to its Shares, and it is unlikely that mCloud will pay any dividends on Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for the purpose of the Income Tax Act (Canada) will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available for Canadian income tax purposes.

Dividends received by U.S. shareholders will generally not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. mCloud may be considered to be a U.S. corporation for U.S. federal income tax purposes. As such, dividends paid by mCloud will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally would not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and would also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of mCloud, subject to examination of the relevant treaty.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

DIVIDENDS

As of the date of this AIF, the Company has not declared dividends since inception and has no current intention to declare dividends on its Shares in the foreseeable future. Any decision to pay dividends on its Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

The authorized capital of the Company consists of an unlimited number of Shares. As of the date of this AIF, there were 20,572,968 Shares outstanding. The holders of Shares are entitled to one vote per Share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Shares are also entitled to dividends, if and when declared by the directors of the Company, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

All Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Company.

Broker Warrants, Finder Warrants and Compensation Stock Options

As of the date of this AIF, the Company has an aggregate of 91,130 Broker Warrants, Finder Warrants and Compensation Stock Options issued as compensation in connection with various equity financings completed by the Company. Each outstanding Broker Warrant, Finder Warrant and Compensation Stock Option is exercisable for one Share of the Company.

Warrants

The Company currently has Warrants outstanding to purchase up to an aggregate of 3,729,836 Shares. Each Warrant is exercisable for one Share of the Company.

Equity Incentive Plan Grants

Pursuant to the Company’s Equity Incentive Plan, the Company currently has incentive stock options outstanding, which entitle the holders thereof to purchase 965,117 of Shares. The Company also has restricted stock unit awards outstanding, which entitle the holders thereof to 357,567 Shares upon certain vesting conditions being met.

2019 Convertible Debentures

The Company currently has $23,507,500 principal amount of 2019 Convertible Debentures outstanding. The following is a brief summary of the key attributes and characteristics of the 2019 Convertible Debentures.

Interest

The 2019 Convertible Debentures bear interest at a rate of 10% per annum from the date of issue, calculated quarterly and in arrears payable on the last day of August, November, February and May of each year.

Subordination

The 2019 Convertible Debentures are subordinated to all existing and future secured indebtedness (if any) of the Company.

Conversion Rights

The 2019 Convertible Debentures are convertible at the option of the holder, at any time prior to the close of business on the last business day immediately preceding the maturity date, into that number of Shares computed on the basis of the principal amount of the Convertible Debenture divided by the then applicable conversion price thereof.

The Company may force the conversion of the principal amount of the then outstanding 2019 Convertible Debentures at the conversion price on not less than 21 days’ notice should the daily volume weighted average trading price of the Company’s Shares meet certain thresholds for any 30 consecutive trading days on the TSXV.

MARKET FOR SECURITIES

The issued and outstanding Shares of the Company are listed and posted for trading on the TSXV under the symbol "MCLD". The below table summarizes the particulars of the trading of the Company’s Shares on the TSXV during the most recently completed financial year. On December 13, 2019, the Shares were consolidated on a 10:1 basis. All figures are presented on a post-consolidation basis.

Month	High ($)	Low ($)	Volume
January 2019	3.80	2.85	169,564
February 2019	4.30	2.80	497,277
March 2019	4.60	3.65	766,053
April 2019	4.60	3.90	644,361
May 2019	4.35	3.50	471,254
June 2019	3.95	3.45	291,092
July 2019	4.20	3.65	290,925
August 2019	4.20	3.50	408,857
September 2019	4.70	3.90	602,453
October 2019	4.50	3.85	268,688
November 2019	5.10	4.20	342,780
December 2019	4.95	3.95	480,028

The issued and outstanding 2019 Convertible Debentures of the Company are listed and posted for trading on the TSXV under the symbol "MCLD.DB" as of December 5, 2019. The following table summarizes the particulars of the trading of the Company’s 2019 Convertible Debentures on the TSXV during the most recently completed financial year:

Month	High ($)	Low ($)	Volume ($100 per debenture)
December 2019(1)	102	100.01	1615

Notes:

1.	The 2019 Convertible Debentures were listed on the TSXV on December 5, 2020.

PRIOR SALES

Other than as set forth in the following table, the Company has not sold or issued any securities not listed or quoted on the TSXV during the 12-month period ended December 31, 2019.

	Number of	Exercise Price Per
Security/Date	Securities	Security	Reason for Issuance
Finder Warrants/Broker Warrants
June 21, 2019 (1)	48,825	$5.00	Issued in Convertible Debenture Financing
June 28, 2019(1)	10,220	$5.00	Issued in Convertible Debenture Financing
July 10, 2019(1)	826	$5.00	Issued in Convertible Debenture Financing

	Principal	Conversion Price
	Amount	Per Security	Reason for Issuance
Convertible Debentures
June 21, 2019	$16,659,000	$5.00	Convertible Debenture Financing
June 28, 2019	$1,740,000	$5.00	Convertible Debenture Financing
July 10, 2019	$5,108,500	$5.00	Convertible Debenture Financing

	Number of	Exercise Price Per
	Securities	Security	Reason for Issuance
Incentive Stock Options
January 2, 2019	5,000	$2.90	Issued pursuant to Equity Incentive Plan
January 9, 2019	25,000	$3.20	Issued pursuant to Equity Incentive Plan
January 22, 2019	5,000	$3.45	Issued pursuant to Equity Incentive Plan
January 23, 2019	100,000	$3.40	Issued pursuant to Equity Incentive Plan
February 19, 2019	20,000	$3.35	Issued pursuant to Equity Incentive Plan
February 25, 2019	35,033	$3.40	Issued pursuant to Equity Incentive Plan
April 3, 2019	100,000	$4.10	Issued pursuant to Equity Incentive Plan
June 25, 2019	15,000	$3.50	Issued pursuant to Equity Incentive Plan
June 27, 2019	200,000	$3.50	Issued pursuant to Equity Incentive Plan
July 8, 2019	20,000	$3.80	Issued pursuant to Equity Incentive Plan
July 19, 2019	204,800	$3.75	Issued pursuant to Equity Incentive Plan
August 21, 2019	25,000	$3.65	Issued pursuant to Equity Incentive Plan
August 21, 2019	7,500	$3.70	Issued pursuant to Equity Incentive Plan
September 27, 2019	40,000	$4.15	Issued pursuant to Equity Incentive Plan
October 24, 2019	112,500	$4.30	Issued pursuant to Equity Incentive Plan
October 24, 2019	15,000	$4.00	Issued pursuant to Equity Incentive Plan
October 24, 2019	15,000	$3.95	Issued pursuant to Equity Incentive Plan
October 24, 2019	25,000	$3.90	Issued pursuant to Equity Incentive Plan

	Number of	Exercise Price Per
	Securities	Security	Reason for Issuance
Incentive Restricted Stock Units
January 9, 2019	25,000	N/A	Issued pursuant to Equity Incentive Plan
January 29, 2019	20,000	N/A	Issued pursuant to Equity Incentive Plan
February 21, 2019	27,419	N/A	Issued pursuant to Equity Incentive Plan
April 30, 2019	5,000	N/A	Issued pursuant to Equity Incentive Plan
October 24, 2019	137,500	N/A	Issued pursuant to Equity Incentive Plan

Notes:

1.       Issued to certain finders as compensation in connection with the Convertible Debenture Financing. Each finders' warrant has an exercise price of $5.00 and is exercisable for one Share at any time prior to 3 years following the date of issuance.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out the number of Shares and other securities held, to the knowledge of the Company, in escrow or that are subject to a contractual restriction on transfer as at the date of this AIF:

	Number of securities held in escrow or that are	Percentage of
Designation of class	subject to a contractual restriction on transfer	class
Shares	4,471,361(1) (2) (3)	21.9%

Notes:

1.	371,361 Shares are subject to escrow pursuant to two escrow agreements between the Company, AST Trust Company (Canada) and certain securityholders of the Company, in the form of TSXV escrow agreement Form 5D - Escrow Agreement Value Security.
2.	The Consideration Shares issued in connection with the Company’s acquisition of Autopro Consultants are subject to an escrow agreement, whereby one third of the Consideration Shares will be released from escrow on each of July 10, 2020 and January 10, 2021 (one third of Consideration Shares were previously released from escrow on January 10, 2020).
3.	100,000 Shares of the consideration Shares issued in connection with the Company's acquisition of Assets from Airfusion are held in escrow pursuant to the terms of the asset purchase agreement.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the municipality and province of residence, their position with the Company, their principal occupation during the past five years, and the number and percentage of Shares beneficially owned, directly or indirectly, or over which control or direction is proposed to be exercised, by each of the directors and officers as of the date of this AIF:

Name, Municipality of Residence and Position	Director/Officer		Number of Shares Owned or
with Company (1)	Since	Principal Occupation During Last 5 Years	Controlled (2)(3)
Russel H. McMeekin (Toronto, Ontario) President, Chief Executive Officer, Director	October 13, 2017

President and Chief Executive Officer of the

Company since October, 2017. Formerly, Co- Founder and Executive Chairman of Energy Knowledge; and Managing Partner at FTV then Yokogawa Ventures, 2012 - 2016.

625,540(4)

Michael Allman (5)(6)(7) (Rancho Santa Fe, California) Director	October 13, 2017	Chief Executive of H2scan Inc., 2016 - 2017; President and Chief Financial Officer of Bit Stew Systems Inc., 2015 - 2016; and unemployed, 2012 - 2016.	405,472

Name, Municipality of Residence and Position	Director/Officer		Number of Shares Owned or
with Company (1)	Since	Principal Occupation During Last 5 Years	Controlled (2)(3)
Michael A. Sicuro	October 13, 2017	Chairman of the Board, since October, 2018;	557,039
(Westlake, Texas)		Chief Investment Officer since October, 2017;
Chairman of the Board,		Chief Financial Officer, October, 2017 -
Director, Corporate		October 16, 2018; Acting Chief Financial
Secretary		Officer, April, 2019-May, 2019; and Corporate
Secretary since October, 2017 of the
Company. Private Equity Operating Partner
and Strategic Board Advisor, 2014 - 2016; and
Chief Executive Officer and Chief Financial
Officer of CCS Medical, 2011 - 2014.
Costantino Lanza	October 13, 2017	Chief Growth Officer of the Company since	539,722
(Westlake Village,		October, 2017. Formerly, Senior Vice
California)		President (Integration) at Yokogawa Electric,
Chief Growth Officer,		2016; Partner at Energy Knowledge, 2015; and
Director		Chief Executive Officer of INOVX Solutions Inc.,
2006 - 2015.
Elizabeth MacLean (5)(6)(7)	October 16, 2018	Chief Financial Officer of Newgioco Group Inc.	Nil
(Phoenix, Arizona)
Director
Ian. C. W. Russell (5)(6)(7)	September 3, 2019	President and Chief Executive Officer of IIAC	30,310
(5)(6)(7)(8)		since April, 2006.
(Toronto, Ontario)
Director
Chantal Schutz	May 27, 2019	Director of Clean Seed Capital Group Ltd. since
(Vancouver, British		April, 2014, and of NYCE Sensors, Inc. since	8,333
Columbia)		March, 2017. Formerly, Chief Executive Officer
Chief Financial Officer		of NYCE Sensors, Inc.

Notes:

1.	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and/or officers individually.
2.	Shares beneficially owned or controlled as of the date of this AIF.
3.	The information as to number of Shares beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and/or officers individually and reviewed based upon public disclosure.
4.	Includes 210,000 Shares held through McMeekin Family Trust.
5.	Current member of the Audit Committee.
6.	Current member of the Corporate Governance and Nominating Committee.
7.	Current member of the Compensation Committee.

As at the date of this AIF, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, a total of 2,164,616 Shares, representing approximately 10.5% of the total number of Shares outstanding.

Management

The following is a brief description of the directors and officers of the Company:

Russel H. McMeekin

Director, President and Chief Executive Officer

Mr. McMeekin was previously a founding partner of Energy Knowledge, Inc., which was acquired by Yokogawa Electric Corporation. Mr. McMeekin went on to serve as Executive Chairman of Yokogawa Venture Group, leading the acquisitions of Industrial Evolution and KBC Advanced Technologies, an energy software and consulting company in the United Kingdom. Mr. McMeekin was the founding Chief Executive Officer of SCI Energy Inc., a Silicon Valley cloud-based energy-efficiency company now based in Dallas, Texas. Previously, Mr. McMeekin was the President and Chief Executive Officer of NASDAQ-listed Progressive Gaming International for six years. In addition, Mr. McMeekin spent more than 10 years at Honeywell Inc., including serving as President of Honeywell’s Internet and Software Business Units. At Honeywell, he led joint ventures with Microsoft, United Technologies and i2 Technologies. Mr. McMeekin started his career at SACDA Inc., a University of Western Ontario Computer Aided Design Venture which was later acquired by Honeywell. Mr. McMeekin graduated in Engineering Technology from Sault College of Applied Technology, and he completed a Honeywell Sponsored Executive Leadership Program through the Harvard Business School. He also completed the Stanford School of Law Executive Director Program. Mr. McMeekin is also a director, and chairman of the audit committee, of Pool Safe Inc. (TSXV:POOL) and a director, and chairman of the compensation committee, of Newgioco Group Inc. (OTCQB:NWGI).

Michael Allman

Director

Mr. Allman is a highly-accomplished Chief Executive Officer and Chairman, with extensive experience in growing, restructuring and optimizing business strategies and operations for Fortune 300 companies and top-tier consulting firms around the world. He recently was the Chief Operating Officer of Bitstew, Inc. a leading IoT cloud company acquired by GE Digital. Mr. Allman previously served as President and Chief Executive Officer of Southern California Gas Company. Mr. Allman has a master’s degree in business administration from the University of Chicago Graduate School of Business and a bachelor’s degree in chemical engineering from Michigan State University. He is a Certified Management Accountant and a Certified Internal Auditor.

Michael A. Sicuro

Director, Chairman of the Board and Corporate Secretary

Mr. Sicuro has over 35 years of leadership experience with public and private companies ranging from $50 million to over $4 billion in revenues in technology, health care, pharmaceutical distribution, gaming, real estate and financial services. He has significant experience in growth and turnaround environments, including three successful public and private exits, and one public entity conversion. Mr. Sicuro was the Chief Executive Officer/Chief Financial Officer of CCS Medical, the largest provider of insulin pump therapy to Medicare patients nationwide via mail order. Mr. Sicuro was also the Chief Financial Officer of US Oncology, the largest oncology services provider in the United States. Mr. Sicuro has also served as the Chief Financial Officer and Chief Operating Officer of various publicly-traded technology companies in and around Silicon Valley. Mr. Sicuro attended Bowling Green State University and received a Bachelor’s degree from Kent State University.

Costantino Lanza

Director and Chief Growth Officer

Mr. Lanza, a former partner of Energy Knowledge, Inc., is versed in applying advanced technologies to traditional asset intensive industries with many years of direct experience, most recently with Yokogawa Venture Group, where he led the integration of KBC Advanced Technologies, Yokogawa’s largest ever acquisition. Mr. Lanza has served in leadership roles at Honeywell and ExxonMobil before becoming Chief Executive Officer of INOVx Solutions from 2006 to 2015, where 3D technologies were used to improve asset performance management. Mr. Lanza holds a BS and MS degree in Chemical Engineering from Columbia University.

Elizabeth MacLean

Director

Ms. MacLean is Chief Financial Officer for Newgioco Group, Inc., a vertically-integrated leisure-gaming technology company headquartered in Toronto, Canada. Ms. MacLean has more than 20 years of experience leading finance teams in various industries in both the United States and the United Kingdom. Since September 2016, Ms. MacLean has served as the Treasurer of H. MacLean Realty Company, Inc. Since August 2018, Ms. MacLean has served as an adjunct faculty member at Ottawa University. Ms. MacLean received an MBA in global finance from Stanford University’s Graduate School of Business and a Bachelor of Arts in biology from the University of Chicago.

Ian Russell

Director

Mr. Russell has long held a prominent position in the investment industry, both on a domestic and global level. He is President and Chief Executive Officer of IIAC, a position he has held since the IIAC’s inauguration, April 2006. Prior to his appointment at the IIAC, Mr. Russell was Senior Vice-President with the national self-regulatory organization, the Investment Dealers Association of Canada. Mr. Russell worked as an executive at the highly respected international publication The Bank Credit Analyst and spend nearly a decade at the Bank of Canada. His experience has given him a unique and deep knowledge of the investment business, including underwriting, debt and equity trading and financial advice, as well as an understanding of the market and economic trends that drive the decisions of investors and issuers. He is active in the international investment community: Chair of the International Council of Securities Associations from 2014 to 2017; designated leader of the Canadian mission to the Asia Financial Forum; and invited guest and regular participant at Cumberland Lodge Financial Summit in the U.K., a roundtable of European and international leaders to discuss future policy and regulation in European capital markets. Mr. Russell is a prolific writer and columnist, both in industry publications and newspapers. He is also a frequent commentator in the media, and a sought-after presenter and speaker. Mr. Russell has a postgraduate degree (MSc Economics) from the London School of Economics and Political Science, and an Honours degree in Economics and Business from the University of Western Ontario. He has completed the Partners, Directors and Seniors Officers Qualifying Examination and is a Fellow of the Canadian Securities Institute.

Chantal Schutz

Chief Financial Officer

Ms. Schutz is a Chartered Professional Accountant with over 20 years of experience as a financial leader and entrepreneur. Ms. Schutz is also a director on the board at NYCE Sensors, an IoT tech innovator creating state- of-the-art sensors for the home and commercial environments, and a member of the board and audit committee of Clean Seed Capital (TSXV:CSX). Prior to joining mCloud, Ms. Schutz was the Chief Executive Officer of NYCE Sensors. Ms. Schutz has extensive expertise in both private and publicly-traded markets, having held Chief Financial Officer roles in businesses of varying size prior to joining NYCE Sensors. As the Chief Financial Officer and member of the Executive Team at Back In Motion Rehab, Inc., she helped secure financing and developed and implemented systems and procedures which saw the doubling of revenue and headcount, as well as a corporate restructuring. Formerly, Ms. Schutz worked as an independent, contracted Chief Financial Officer for small and medium sized, owner managed businesses, assisting in the development and implementation of strategic plans and financial reorganizations. Ms. Schutz has also been an instructor of Financial Management at B.C. Institute of Technology and facilitated for over 10 years in the Chartered Accountant School of Business. Ms. Schutz articled with both KPMG and PwC and earned her Bachelor of Commerce in Entrepreneurial Management from Royal Roads University. Ms. Schutz is passionate about ensuring that business owners, teens and young adults understand the need for strong financial literacy and she is a sought after speaker and advisor at business events and conferences around North America.

Term of Office

The term of office for each director of the Company expires immediately before each annual meeting of the shareholders of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director of the Company:

a)	is, at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, including any personal holding company of such director, chief executive officer or chief financial officer that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (ii) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days issued after the that person ceased to be a director or executive officer and which resulted from an event that occurred while the person was acting in such capacity, other than with respect to the following:
a.	On May 2, 2019, Mr. McMeekin and Mr. Sicuro, the Chief Executive Officer and Interim Chief Financial Officer of the Company, respectively at the time, were subject to a management cease trade order issued by the British Columbia Securities Commission as a result of the Company having not filed its audited annual financial statements and related management’s discussion and analysis for the financial year ended December 31, 2018. The management cease trade order was revoked by the British Columbia Securities Commission on May 31, 2019.
b)	is, at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including any personal holding company of such director or executive officer) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than with respect to the following:
a.	Blue Earth Inc. was a micro-cap project development company operating in a capital-intensive industry. As such, it relied on continuous support from investors to fund the company. When a
a.

couple of key projects ran into permitting and construction delays, investors lost confidence in the management team and the company was unable to procure the necessary equity funding to remain in business. The assets transitioned to the major creditor through a court supervised bankruptcy. Michael Allman was director of Blue Earth Inc. when it became insolvent; and

b.	Endurance Windpower was in the business of manufacturing specialty wind turbines to generate electricity. The business was heavily dependent on government subsidies for renewable energy. When governments stopped subsidizing small wind, particularly in the United Kingdom (which was Endurance Windpower’s largest market) product demand fell dramatically and the company was forced into receivership. Michael Allman was a director of Endurance Windpower at the time it was forced into receivership.
c)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person or their personal holding company.

No director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

Some of the directors and officers of the Company are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company, notwithstanding that they are bound by the provisions of the Business Corporations Act (British Columbia), as amended, to act at all times in good faith in the interest of the Company and to disclose such conflicts to the Company if and when they arise. To the best of their knowledge, the management of the Company is not aware of the existence of any conflicts of interest between any of the directors and officers of the Company as of the date of this AIF, other than as disclosed herein.

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule "A".

Composition of the Audit Committee

As of the date of this AIF, the following were the members of the Audit Committee:

Name	Independence	Financial Literacy
Michael Allman	Yes	Yes
Michael A. Sicuro	No	Yes
Elizabeth MacLean Ian Russell	Yes Yes	Yes Yes

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, Ian Russell, Michael Allman and Elizabeth MacLean have been determined by the Board to be "independent" and all members of the Audit Committee have been determined by the Board to be "financially literate" as such terms are defined under National Instrument 52-110 - Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Michael Allman

Mr. Allman has a master’s degree in business administration from the University of Chicago Graduate School of Business and a bachelor’s degree in chemical engineering from Michigan State University. He is a Certified Management Accountant and a Certified Internal Auditor. Mr. Allman has extensive experience restructuring and optimizing business strategies and operations for Fortune 300 companies and top-tier consulting firms around the world. As a result of his education, business and public company experience, and certifications, Mr. Allman has become familiar with public company financial statements and the accounting principles used in reading and preparing financial statements.

Michael A. Sicuro

Mr. Sicuro has over 35 years of leadership experience with public and private companies ranging from $50 million to over $4 billion in revenues in technology, health care, pharmaceutical distribution, gaming, real estate and financial services. Mr. Sicuro was the Chief Executive Officer/Chief Financial Officer of CCS Medical and was also the Chief Financial Officer of US Oncology, the largest oncology services provider in the United States. Mr. Sicuro has also served as the Chief Financial Officer and Chief Operating Officer of various publicly-traded technology companies in and around Silicon Valley. Mr. Sicuro attended Bowling Green State University and received a Bachelor’s degree from Kent State University.

Mr. Sicuro’s work acting as a Chief Financial Officer of various enterprises has provided him with significant experiences preparing, auditing, analyzing and preparing financing statements at the level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issued that are raised by the financial statements of the Company.

Elizabeth MacLean

Ms. MacLean has experience working as the Chief Financial Officer of Newgioco Group, Inc., a vertically- integrated leisure-gaming technology company headquartered in Toronto, Canada. Ms. MacLean has more than 20 years of experience leading finance teams in various industries in both the United States and the United Kingdom. Since September 2016, Ms. MacLean has served as the Treasurer of H. MacLean Realty Company, Inc. Ms. MacLean received an MBA in global finance from Stanford University’s Graduate School of Business and a Bachelor of Arts in biology from the University of Chicago.

Through Ms. MacLean’s extensive experience in financing and accounting, along with her education, she has gained extensive knowledge of accounting principal and the preparation of financial statements.

Ian Russell

Mr. Russell has long held a prominent position in the investment industry, both on a domestic and global level. He is President and Chief Executive Officer of IIAC, a position he has held since the IIAC’s inauguration, April 2006. Prior to his appointment at the IIAC, Mr. Russell was Senior Vice-President with the national self-regulatory organization, the Investment Dealers Association of Canada. Mr. Russell worked as an executive at the highly respected international publication The Bank Credit Analyst and spend nearly a decade at the Bank of Canada. His experience in the financial markets provides a unique perspective to the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee of the Company has adopted specific policies and procedures for the engagement of non- audit services. The approval of the appointment of the auditor for any non-audit service to be provided to the Company must be obtained from the Audit Committee in advance; provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services.

External Auditor Service Fees (By Category)

The following table summarizes the fees paid to the external auditors of the Company, in each of the last two fiscal years.

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2018	$106,000	$5,000	$Nil	$Nil
2019	$458,626	$7,245	$27,603	$23,625

Notes:

1.	"Audit Fees" include fees necessary to perform the annual audit of the Company’s financial statements.
2.	"Audit-Related Fees" include other services that are performed by the auditor such as consultations or internal control reviews.
3.	"Tax Fees" include fees for tax compliance, tax planning and tax advice. These services include preparing tax returns and corresponding with government tax authorities.
4.	"All Other Fees" include all other non-audit services.

PROMOTERS

Mr. McMeekin, Mr. Sicuro and Mr. Lanza may be considered promoters of the Company by virtue of their status as co-founders of the Company. Other than as disclosed herein or in the management information circular of the Company dated May 14, 2019, distributed in connection with the annual and special meeting of the shareholders of the Company held on June 12, 2019 (which can be found on the Company’s SEDAR profile at www.sedar.com), there is nothing of value, including money, property, contracts, options or rights of any kind received or to be received by any of them directly or indirectly from the Company or from a subsidiary of the Company, nor any assets, services or other consideration received or to be received by the Company or a subsidiary of the Company in return. Other than as disclosed herein, no asset has been acquired, within the two years before the date of this AIF, or is to be acquired by the Company or any subsidiary of the Company, from any such individual. As of the date hereof and since the date of the Merger, pursuant to the Company’s Equity Incentive Plan, Mr. Sicuro has received an aggregate of 200,000 restricted stock units, Mr. McMeekin has received an aggregate of 2,250,000 restricted stock units and 750,000 incentive stock options, and Mr. Lanza has received an aggregate of 475,000 restricted stock units and 375,000 incentive stock options. Each incentive stock option issued to Mr. McMeekin and Mr. Lanza is exercisable for one Share at an exercise price of $4.30 per Share for a period of 10 years following the date of the grant.

Other than as disclosed in this AIF, none of Mr. McMeekin, Mr. Sicuro, or Mr. Lanza is, as at the date of this AIF, and was not within 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Mr. McMeekin, Mr. Sicuro, or Mr. Lanza is, as at the date of this AIF, and nor has been within the 10 years before the date of this AIF, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Mr. McMeekin, Mr. Sicuro, or Mr. Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Mr. McMeekin, Mr. Sicuro, or Mr. Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and none of such individuals has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Mr. McMeekin, Mr. Sicuro, or Mr. Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision; or (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, there are no material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed persons of the Company, directors, proposed directors or officers of the Company, any shareholder who beneficially owns more than ten percent (10%) of the Shares of the Company, or any associate or affiliate of these persons in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company other than as disclosed herein or in the financial statements of the

Company for the financial year ended December 31, 2019. Reference should be made to the notes to the financial statements for a more detailed description of any material transaction.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is AST Trust Company (Canada), located at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

During the course of the two years prior to the date of the AIF, the Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business:

a)	Credit Agreement as described under the heading "General Developments of the Business";
b)	Autopro Amalgamation Agreement as described under the heading "General Developments of the Business";
c)	Agnity Amending Agreement as described under the heading "General Developments of the Business";
d)	Flow APA as described under the heading "General Developments of the Business";
e)	The loan agreement between Flow and the Company regarding the Acquisition Payable, as described under the heading "General Developments of the Business"; and
f)	The Special Warrant Financing Agency Agreement as described under the heading "General Developments of the Business".

INTERESTS OF EXPERT

The financial statements of the Company for the fiscal year ended December 31, 2019 have been audited by the Company's auditor, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3. KPMG LLP are independent of the Company in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ADDITIONAL INFORMATION

Additional information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s Equity Incentive Plan, is contained in the information circular of the Company dated May 14, 2019 prepared in connection with the annual and special meeting of the shareholders of the Company held on June 12, 2019.

Additional financial information concerning the Company, including the Company’s financial statements, the notes thereto, the auditor’s report thereon and related management’s discussion and analysis for the year ended December 31, 2019, can be found on the Company’s profile on SEDAR at www.sedar.com.

Additional information relating to the Company may be found on the Company’s profile on SEDAR at www.sedar.com.

SCHEDULE "A"

MCLOUD TECHNOLOGIES CORP.

(the "Corporation")

CHARTER OF THE AUDIT COMMITTEE

1.	Objectives

The Audit Committee (the "Committee") is appointed by the board of directors (the "Board") of mCloud Technologies Corp. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting issues and issues relating to the appointment and review of the auditor for the Corporation.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), and other regulatory provisions as they pertain to financial reporting and accounting matters. The objective of the Committee is to review, monitor and promote appropriate accounting practices of the Corporation.

The Audit Committee (the "Committee") is responsible for assisting the board of directors of the Corporation (the "Board") in general oversight and monitoring of:

(i)	the integrity of the Corporation's consolidated financial statements;

(ii)	the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting;

(iii)	the qualifications, independence and performance of the Corporation's auditor;

(iv)	the design and implementation of accounting systems, internal controls and disclosure controls, including the Corporation's written disclosure policy, if any;

(v)	the review and identification of the principal risks facing the Corporation and development of appropriate procedures to monitor and mitigate such risks; and

(vi)	any additional matters delegated to the Committee by the Board.

The Committee's oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

The Committee will continuously review and modify this Charter with regards to, and to reflect changes in, the business environment, industry standards on matters of financial reporting and accounting, additional standards which the Committee believes may be applicable to the Corporation's business, the location of the Corporation's business and its shareholders and the application of laws and policies.

2.	Composition

The Committee will be comprised of not less than three directors, selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. All members of the Committee will be "independent" and each member of the Committee will be "financially literate" within the meaning of applicable securities laws including, without limitation, Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), NASDAQ Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board. If a vacancy exists on the Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

Each year, the Board will appoint one member who is qualified for such purpose to be Chairman of the Committee. If, in any year, the Board does not appoint a Chairman of the Committee, the incumbent Chairman of the Committee will continue in office until a successor is appointed.

3.	Meetings and Minutes

(a)	Scheduling

The Committee will meet as often as it determines is necessary to fulfill its responsibilities, which in any event will be not less than quarterly. A meeting of the Committee may be called by the auditor, the Chairman of the Committee, the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Committee member.

Meetings will be held at a location in Canada determined by the Chairman of the Committee and notice shall be given in accordance with the provisions of the Corporation's bylaws.

(b)	Notice to Auditor

The auditor is entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard thereat and, if so requested by a member of the Committee, shall attend any meeting of the Committee held during the term of office of the auditor.

(c)	Agenda

The Chairman of the Committee will establish the agenda for each meeting. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

(d)	Distribution of Information

The Chairman of the Committee will distribute, or cause the officers of the Corporation to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

(e)	Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

A portion of each meeting will be held without management (including management directors) being present.

(f)	Quorum

Two members will constitute a quorum for any meeting of the Committee.

(g)	Voting and Approval

At meetings of the Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chairman of the Committee will not have a second or casting vote in addition to his or her original vote.

(h)	Procedures

Procedures for Committee meetings will be determined by the Chairman of the Committee or a resolution of the Committee or the Board.

(i)	Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Committee.

(j)	Absence of Chairman of the Committee

In the absence of the Chairman of the Committee at a meeting of the Committee, the members in attendance must select one of them to act as chairman of that meeting.

(k)	Secretary

The Committee may appoint one of its members or any other person to act as secretary.

(l)	Minutes of Meetings

A person designated by the Chairman of the Committee at each meeting will keep minutes of the proceedings of the Committee and the Chairman will cause an officer of the Corporation to circulate copies of the minutes to each member on a timely basis.

4.	Scope, Duties and Responsibilities

The Committee is responsible for performing the duties set out below as well as any other duties at any time required by law to be performed by the Committee or otherwise delegated to the Committee by the Board:

(a)	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Committee and reports directly to the Committee. Accordingly, the Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Committee will:

(i)	select, evaluate and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation's shareholders and make recommendations with respect to the auditor's compensation;

(ii)	review and approve the auditor's engagement letter;

(iii)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(iv)	at least annually, obtain and review a report by the auditor describing:

(A)       the auditor's internal quality-control procedures, including the safeguarding of confidential information;

(B)       any material issues raised by such procedures, or the review of the auditor by an independent oversight body, such as the Canadian Public Accountability Board, respecting independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(v)       meet with senior management not less than quarterly without the auditor present for the purpose of discussing, among other things, the performance of the auditor and any issues that may have arisen during the quarter; and

(vi)	where appropriate, recommend to the Board that the auditor be terminated.

(b)	Confirmation of the Auditor's Independence

At least annually, and in any event before the auditor issues its report on the annual financial statements, the Committee will:

(i)       review a formal written statement from the auditor describing all of its relationships with the Corporation;

(ii)       discuss with the auditor any relationships or services that may affect its objectivity and independence (including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence);

(iii)       obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(iv)       confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

(c)	Pre-Approval of Non-Audit Services

The approval of the appointment of the auditor for any non-audit service to be provided to the Corporation must be obtained from the Committee in advance; provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the appointment of the auditor for any non-audit service, the Committee will consider the compatibility of the service with the auditor's independence. The Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services.

(d)	Communications with the Auditor

The Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Committee or the auditor.

(e)	Review of the Audit Plan

The Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Committee will review a summary of the auditor's audit plan for each audit and approve the audit plan with such amendments as it may agree with the auditor.

(f)	Review of Audit Fees

The Committee will review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof. In determining the auditor's fee, the Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and its subsidiaries and the extent of support to be provided to the auditor by the Corporation.

(g)	Review of Consolidated Financial Statements

The Committee will review and discuss with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them for approval by the Board. The Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements, where applicable. The Committee may also, if it so elects, engage the auditor to review the interim financial statements prior to the Committee's review of such financial statements.

(h)	Review of Other Financial Information

The Committee will review:

(i)       all earnings press releases and other press releases disclosing financial information, as well as all financial information and written earnings guidance provided to analysts and rating agencies;

(ii)       all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities; and

(iii)       disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings by the Corporation (where applicable) about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal controls over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(i)	Oversight of Internal Controls and Disclosure Controls

The Committee will review periodically with senior management of the Corporation the adequacy of the internal controls and procedures that have been adopted by the Corporation and its subsidiaries to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Committee will review any special audit steps adopted in light of material control deficiencies or identified weaknesses.

The Committee will review with senior management of the Corporation the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

(j)	Legal Compliance

The Committee will review any legal matters that could have a significant effect on the Corporation's financial statements.

(k)	Risk Management

The Committee will oversee the Corporation's risk management function and, on a quarterly basis, will review a report from senior management describing the major financial, legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures.

(l)	Taxation Matters

The Committee will review with senior management the status of taxation matters of the Corporation.

(m)	Employees of the Auditor

The Committee will review and approve policies for the hiring by the Corporation of any partners and employees and former partners and former employees of the present or former auditor.

(n)	Evaluation of Financial and Accounting Personnel

The Committee will have direct responsibility to:

(i)       develop a position description for the Chief Financial Officer, setting out the Chief Financial Officer's authority and responsibilities, and present it to the Corporate Governance and Nominating Committee and Board for approval;

(ii)       review and approve the goals and objectives that are relevant to the Chief Financial Officer's compensation and present the same to the Corporate Governance and Nominating Committee and Board for approval;

(iii)	evaluate the Chief Financial Officer's performance in meeting his or her goals and objectives;

(iv)	review and assess the performance of the Corporation's financial and accounting personnel; and

(v)	recommend to the Compensation Committee and Board remedial action where necessary.

(o)	Signing Authority and Approval of Expenses

The Committee will determine the signing authority of officers and directors in connection with the expenditure and release of funds. The Committee will also review the Chief Executive Officer's and Chief Financial Officer's expense statements. Director expense statements will be reviewed by the Chief Executive Officer. Where the Chief Executive Officer thinks it advisable, he or she may request that the Committee review director expense statements.

5.	Complaints Procedure

The Committee will administer the Corporation's Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

6.	Reporting

The Committee will regularly report to the Board on:

(i)       the auditor's independence, engagement and fees;

(ii)       the performance of the auditor and the Committee's recommendations regarding its reappointment or termination;

(iii)	the adequacy of the Corporation's internal controls and disclosure controls;

(iv)	the Corporation's risk management procedures;

(v)       its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(vi)	its review of any applicable annual and interim management's discussion and analysis;

(vii) any complaints made under, and the effectiveness of, the Corporation's Whistleblower Policy;

(viii)       the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting; and

(ix)       all other significant matters it has addressed or reviewed and with respect to such other matters that are within its responsibilities, together with any associated recommendations.

7.	Assessment

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.	Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee together with any proposed amendments. The Corporate Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

9.	Access to Outside Advisors and Records

The Committee may retain independent counsel and any outside advisor at any time and has the authority to determine any such advisors' fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information, relating to the Corporation and all their respective officers, employees and agents which it deems relevant to the performance of its duties.